ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT


10013665





UTILITY SOLUTIONS

FILTRATION/ FLUID FLOW

RF SHIELDING & TEST



Received SEC

DEC 27 2010

Washington, DC 20549



ESCO TECHNOLOGIES AT A GLANCE

ESCO is a worldwide technology-driven manufacturer of highly engineered products, services and solutions operating in three business segments.



Utility Solutions: The Utility Solutions Group provides solutions that improve the performance of electric, gas and water utilities. Aclara's technologies provide advanced data networks, meter data collection, information analysis, and efficiency tools that allow consumers to better manage their resource usage while utilities better serve their customers and the environment. Doble offers diagnostic test instruments, consulting and testing services, and knowledge-sharing to keep electric power flowing safely and consistently while avoiding costly failures.



Filtration/Fluid Flow: PTI Technologies Inc., VACCO Industries and Crissair Inc. design and manufacture highly engineered products, providing value-added solutions for the aviation, space, defense and industrial markets. These products are utilized in almost every commercial and military aircraft, Navy submarine, space launch vehicle and satellite, as well as in various medical and industrial applications.

RF Shielding & Test: ETS-Lindgren is the industry leader providing radio frequency (RF), acoustic and magnetic testing and shielding products to a diversified customer base. ETS-Lindgren provides a variety of innovative, high-quality solutions to the electromagnetic compatibility (EMC), microwave, wireless, acoustic and magnetic resonance imaging (MRI) markets worldwide.



TO OUR SHAREHOLDERS


Received SEC
DEC 2 7 2010
Washington, DC 20549

WE ARE PLEASED TO REPORT THAT 2010 WAS A SUCCESSFUL YEAR FOR ESCO ON MANY FRONTS, INCLUDING OUTSTANDING OPERATIONAL PERFORMANCE AND SIGNIFICANTLY INCREASED CUSTOMER DEMAND. OVERALL, ESCO DELIVERED SOLID FINANCIAL RESULTS FOR OUR SHAREHOLDERS IN 2010.

Over the course of the recent market downturn, our three segment business strategy was tested and, we believe, validated. Solid results were delivered across all three segments driven by our market-leading positions and our ability to successfully execute on the business at hand. Customers regularly select us as a business partner and solution provider because we have products that perform; we provide outstanding customer service and support; and we stand behind our commitments without fail.

ESCO's performance over the last several years supports our belief that we are pursuing the right core strategies to deliver on our steadfast commitment of increasing long-term shareholder value.

2010's ten percent increase in pretax earnings, and twenty percent increase in firm order backlog is evidence that our strategy is working.

We recognized numerous successes throughout the Company in 2010, including:

- Aclara orders for gas AMI products with PG&E worth $52 million. Since contract inception we have received orders for 4.5 million units worth $251 million, making this project the largest gas AMI deployment in North America;
- AMI orders for Aclara water products of $53.8 million. Through September 2010, New York City has ordered approximately 870,000 units worth $67 million, representing the largest water AMI project in North America;
- Aclara received AMI water orders from San Francisco Public Utilities worth $13 million, which represents the entire city-wide deployment;
- Continued strength in the COOP/Muni markets supported by Aclara AMI orders worth over $105 million with these customers. Aclara also added 45 new COOP customers in 2010, representing the strongest new customer profile in over five years;
- Significant progress was made in the international AMI market with initial project deployments in Mexico and Colombia, along with continued successes demonstrated by additional pilot and deployment activity throughout Central and South America;
- Increased AMI technology evaluation activity in Japan and China, where the number of metering endpoints are substantial;
- Large, multi-year contracts received in Filtration, including products for the Navy's Virginia Class submarine and the Army's T-700 engine de-icing valves;
- Test segment orders for two large RF shielded enclosures worth over $14 million;
- Initiated an annual $0.32 per share cash dividend;
- Generated over $67 million of cash from operating activities, acquired two additional companies, and further paid down net debt at September 30, 2010; and
- We had a very strong year regarding new product development across the business which will ensure our future success.

2010 consolidated EBIT margins increased to 12.1 percent from 11.4 percent in 2009 in spite of slightly lower revenues. Filtration maintained EBIT margin percentages in the high teens and made progress on several key projects benefiting the future, including the A-350 aircraft



Alyson S. Barclay, Senior Vice President, Secretary, and General Counsel; Gary E. Muenster, Executive Vice President and Chief Financial Officer; and Victor L. Richey, Chairman, Chief Executive Officer, and President hydraulic filtration system for Airbus. Test EBIT margins were lower in 2010 as the sales mix included several additional large chambers with higher than normal "pass through" content. In addition, we significantly increased our investment in our new Systems Business within Test, where we are convinced that a focused Systems Group will further solidify our market leadership position and result in significant future growth.

The Utility Solutions Group (USG) continued to provide significant cash and profit contributions during 2010, as USG's EBIT margin increased to 19.4 percent from 16.7 percent in 2009. Doble's sales increased nearly eight percent as the capital spending environment within the global electric utility market rebounded from 2009. Doble also had solid cash generation and produced an EBIT margin in the mid-20s. Aclara reported lower sales in 2010 driven by the wind-down of the PG&E gas project, while increasing its EBIT margin to 17.6 percent.

Our recently introduced Acendant Network solution, which is a high-bandwidth, high-speed, wide-area network for utility customers, demonstrates our commitment to expand our position as a leading provider of next generation advanced technologies for the Smart Grid. We are experiencing a great deal of interest in this network solution and see it as an opportunity to further differentiate our product offering to the customer.

Regarding our outlook for 2011 and beyond, we remain very positive about our future. We expect sales and EPS to increase approximately 10 to 15 percent in 2011, in spite of making approximately $10 million of incremental investments throughout the USG segment. These investments are related to the development of several new Smart Grid applications; RF product development which will allow us to re-enter the electric IOU market in a significant way; global market expansion initiatives; and pre-deployment costs expected to be incurred in advance of North America's largest gas AMI project located in Southern California.

We feel confident that our growth in 2011 and for the next three to five years will be greater than the industry average. This confidence comes from the strong positions we have currently in the majority of our product lines and the investments we continue to make in new product development and global market expansion. The gas AMI project located in Southern California, along with the large international AMI project opportunities where we are cur-

GLOBAL REACH

With operations in 24 locations around the world, the businesses of ESCO Technologies serve markets in more than 100 countries on six continents.

Markets Served

ESCO Operations

North America
Cedar Park, TX
Durant, OK
Glendale Heights, IL
Greenwood Village, CO
Huntley, IL
Minocqua, WI
Oxnard, CA
Palmdale, CA
Raleigh, NC
Solon, OH
South El Monte, CA
St. Louis, MO
Watertown, MA
Wellesley, MA

Europe
Dresden, Germany
Eura, Finland
Guildford, England
Stevenage, England
Trondheim, Norway

Africa
Pietermaritzburg, South Africa

Asia
Bangalore, India
Beijing, China
Tokyo, Japan

Australia
New South Wales, Australia



rently involved, are expected to provide meaningful long-term growth opportunities.

We have a proven leadership position in RF fixed-network gas and water markets evidenced by our wins at such key customers as PG&E, New York City Water, San Francisco Water and many others. The success realized on these large-scale AMI projects allows us to utilize these well-recognized and respected customers as references, thereby positioning us to grow in both of these important markets. We maintained our leadership position in the COOP market and continue to enhance our product offering to ensure its viability long-term. Our Aclara Software business is growing, and we have won a number of Meter Data Management System projects that position us well in this area.

Our Filtration and Test segments continue to make significant contributions to our current performance and future growth. In recognition of the invaluable role that Filtration and Test have played in our success, we will continue to invest in these businesses to ensure their viability. The proprietary technology as well as the knowledge and talents of the employees in these operating segments have cemented our market position with all of the key customers served.

ESCO's current and future customers recognize the benefits of working with a company having such a strong financial foundation as we enjoy. A proven track record of execution on large and complex product developments and project deployments, coupled with our financial strength, is an advantage we possess when pursuing new business opportunities. Our low level of debt and ready access to capital allows us to fund organic growth while also pursuing acquisitions.

From 2006 through 2010, we reported compound aggregate growth in net sales and EPS of approximately 13 percent and 11 percent from continuing operations, respectively. We are confident we have everything in place to achieve our goals of long-term growth while providing a significant return to our shareholders.



Vic Richey
Chairman, Chief Executive Officer, & President



Gary Muenster
Executive Vice President & Chief Financial Officer

November 29, 2010

The Utility Solutions Group provides market leadership for utilities implementing advanced technologies and systems to meet increasingly complex resource, operational and delivery challenges. Aclara provides industry-leading networks and customer communications. Doble products, services and knowledge improve the reliability of electric power generation and delivery. Together, they define innovative solutions.

Aclara's Acendant Network™: As advanced technologies such as AMI, SCADA, demand response and distribution automation are deployed within utility networks, the need to expand and secure a reliable link between field-based installations and the utility's operations increases. The Acendant Network™ provides a private, multipurpose, standards-based, wide-area network that manages data transmission between the utility and its expanding technology infrastructure.

Aclara's STAR® Network: The STAR® Network system is an advanced, highly robust, meter-reading solution that delivers comprehensive meter data through a secure, long-range wireless network using licensed radio frequencies. The STAR Network system provides timely, high-resolution meter reading that enables gas, water and electric utilities to eliminate on-site visits and estimated reads, reduce theft and loss, implement time-of-use billing and profit from all of the financial and operational benefits of a fixed-network AMI.

Aclara's TWACS® Technology: The Aclara TWACS® technology is a proven, fixed-network AMI solution that transmits secure meter and utility communication data over existing power lines. Aclara TWACS technology offers two-way communication to electric meters and a variety of demand response, customer communication and distribution system devices. This platform provides for timely billing, load control, demand response, and outage detection and assessment. With the system, utilities can effectively manage customer data and reduce costs while enabling innovation and providing superior customer service.

Aclara's Meter Data Management and Customer Engagement: The Smart Grid operates in real time, and so should meter data management systems and customer-engagement programs. Aclara's enterprise applications enable utilities to understand meter data and to com-



The Aclara Demand Response Unit (DRU) allows utilities to achieve significant demand reduction during peak times, with minimal or no impact on the consumer.


129.53
$ 19.10

Aclara is pioneering standards-based solutions, integrating Wi-Fi® into thermostats, allowing consumers to become integral partners with utilities, and achieving a brighter energy and resource future.



Aclara leads the industry in deploying advanced AMI, leak detection, and customer-engagement tools for water utilities.



Every action impacts our resource infrastructure. Aclara's solutions deliver efficiency for utilities and their customers by quantifying resource use in easily understood ways.





Aclara's robust interval data is expressed in a clear, easy-to-understand format, which is crucial to identifying efficiency efforts that can pay for themselves.

municate with their customers, while helping their customers make smart energy choices. Aclara solutions work with data in near real time, offering the intelligence utilities and customers need.

Doble Engineering: The electric power industry faces a diverse set of challenges worldwide. Aging infrastructure requires careful monitoring and a strategic replacement program in one country, while aggressive growth and new grid construction demands tremendous resources elsewhere. Government and regulatory mandates and Smart Grid initiatives are being implemented to address these challenges. Over 5,500 companies in more than 100 countries count on Doble to develop and deliver solutions for the reliability and sustainability of electrical power infrastructure. Doble's unique business proposition combines three core elements—diagnostic test instruments, expert consulting and testing services, and the world's largest resource of related knowledge—into complete solutions.



Doble Client Service Engineers stay in close communication with their clients to perform customized hands-on training programs and analysis of test results.

Diagnostic Test Instruments: Since 1920, Doble has pioneered dependable diagnostic test instruments to assess the condition of electric power apparatus. Doble test results can be compared instantly to an ever-growing online database of over 25 million test results on over 350,000 types of electrical apparatus. The statistical significance of such a large database gives customers the peace of mind they need when presenting critical recommendations to senior management.



Increased client interest in online substation monitoring led Doble to develop the PDS100 for detection of partial discharge, which can be a symptom of problems and potential failures.

Consulting and Testing Services: Working with Doble gives clients access to Doble engineers for field-testing services and analysis of test results, as well as consulting on their toughest problems and largest investment purchases. Doble Material Laboratories complement these services with testing of insulating materials and analysis by the finest chemical engineers in the industry.

Access to Knowledge: Doble has an unwavering commitment to connect clients with the answers they need to make critical energy decisions. Valued as the unbiased authority and facilitator of knowledge, Doble is leading the industry with solutions for tomorrow's Smart Grid utilities and the security and evolution of the world's power infrastructure.



Long before electrical apparatus fail, signs of trouble are indicated in their insulating materials. Doble's Laboratory experts provide testing and analysis and lead the industry in new discoveries and sharing of best practices.



The Company's Filtration/Fluid Flow segment includes PTI Technologies Inc. (PTI), VACCO Industries (VACCO) and Crissair Inc. (Crissair). These companies serve an array of technically demanding, solution-oriented markets such as air transport, space and defense, satellite communications and medical. Technical knowledge, experience and capabilities in this segment have provided winning solutions across all served markets.

Aerospace, Space and Defense Filtration: In practice, a solution-oriented strategy recognizes that success is best measured by the solution that most comprehensively addresses the customer's needs—one which is best achieved through mutual commitment and collaboration.

Utilizing this approach has resulted in success in providing highly engineered products directly to OEMs, line replaceable units to the worldwide commercial aircraft fleet, and spare parts to maintenance, repair and overhaul companies. Our proprietary products are utilized throughout the aerospace, space and defense markets, from submarines beneath the surface of the sea to space vehicles exploring Mars and beyond. Examples of our success include: PTI and Crissair's components for the main hydraulics filtration system in the Airbus A350XWB aircraft; VACCO's proprietary "quiet designs" for the Virginia Class submarine program, which include air reducing manifold stations and air and water flow control valves; and VACCO's various filters, valves and other components utilized on every major space and satellite program.

Industrial Filtration: Innovation and commercial competitiveness are the hallmark of the various industrial markets served. Whether maintaining an existing product position or tactically pursuing new markets, technical superiority, increased value and next generation innovations are key contributors to success. Industrial products include filter housings and filter elements that are used in power generation and chemical processing plants, in heavy equipment for the construction and transportation markets, and in various other products utilized in the medical and petrochemical markets.

VACCO's engineered products, such as this T700 Anti-Icing Valve, operate in the harshest environments, from high temperatures to cryogenic, and from deep space to ocean floors.





For over 40 years, VACCO's proprietary Quiet Technology has enabled US Navy submarines to silently protect the world's oceans. VACCO's full complement of unique filters and valves are on every submarine in service.



The demand for VACCO's anti-icing valves, fuel valves and refueling receptacles is forecast to continue well into the future. VACCO's valves and filters are also specified by every major satellite and spacecraft manufacturer worldwide.



Our extensive distribution network coupled with our wide range of aircraft-on-ground and safety stock inventory allows us to service worldwide customers at a moment's notice.



The proliferation of wireless devices, increased demand for medical diagnostics, and more frequent use of acoustic quality as a selection criterion have provided opportunities for ETS-Lindgren's growth. As a leader in providing innovative test and measurement solutions and RF/MRI shielding systems, ETS-Lindgren has been able to provide a winning combination of products and services across all of its served markets.



Designing and manufacturing specialized antennas for EMC, microwave and wireless testing are ETS-Lindgren core competencies.

To effectively serve its global customer base, the company has manufacturing and customer support facilities in North America, Europe, and Asia. Most recently, ETS-Lindgren opened a sales and support office in Bangalore, India, to serve the fast-growing Indian market. No other supplier is better positioned to support a global customer base.



Students learn the fundamentals of EMC testing in a new hands-on course offered by ETS-Lindgren.

EMC and RF Measurement Systems: ETS-Lindgren offers complete test and measurement solutions, including the test chamber, required instrumentation, test automation software, system integration, training and support. ETS-Lindgren supports a diverse customer base including wireless device manufacturers, automotive suppliers, consumer electronics manufacturers, aerospace and defense suppliers, and government agencies. In addition to supplying products and services to these industries, ETS-Lindgren plays a leadership role working with government and industry agencies to develop test and verification standards that ensure products meet the desired performance specifications.



ETS-Lindgren's wireless test solutions help engineers design products for optimal over-the-air performance.

Acoustic Chambers: Manufacturers of automobiles, audio equipment and computers are all concerned about the sound quality of their products. ETS-Lindgren offers acoustic chambers and testing services to verify sound transmission and sound absorption performance. The company also leads in providing self-contained hearing booths for patient testing by audiologists and the testing of hearing aid performance.

RF Shielded MRI Enclosures: The clarity of MRI images is directly affected by the quality of the RF shielding that houses the magnet. During the scan process, patients often experience anxiety. ETS-Lindgren's high-quality RF shielding assures image clarity while innovative RF shielded window walls and specialty lighting enhance patient comfort and reduce stress.



A lab technician prepares to measure the noise generated by a PC cooling fan inside an ETS-Lindgren acoustic test chamber.



IN 2010 AS THE ECONOMY CONTINUED TO STRUGGLE, THE ESCO TECHNOLOGIES FOUNDATION WAS ABLE TO CONTINUE ITS PATTERN OF GROWTH SINCE INCEPTION IN 2005. THE FOUNDATION IS DEDICATED TO PROVIDING FINANCIAL SUPPORT TO CHARITIES IN THE COMMUNITIES WHERE ESCO OPERATES. FUNDED BY GENEROUS CONTRIBUTIONS FROM ESCO, ITS EMPLOYEES AND OUTSIDE DONORS, THE FOUNDATION IS FOCUSED ON HELPING CHILDREN AND FAMILIES IN NEED. EACH YEAR THE FOUNDATION SELECTS QUALIFIED CHARITIES TO FULFILL THIS MISSION, AND SOME OF THIS YEAR'S RECIPIENTS ARE HIGHLIGHTED BELOW.

Habitat for Humanity St. Louis strives to eliminate substandard housing through a comprehensive program that supports families through the process of building and owning a home. Each homeowner is required to contribute 350 hours of "sweat equity" during the construction phase. This organization enables families to purchase new homes at very affordable prices due to donations of land, material and labor. In 2010 Habitat is working to build 30 homes in two neighborhoods in the City of St. Louis. Each year the Foundation provides financial support for the construction of a new home, and ESCO employees volunteer their time working on build days during the construction process.









Friends of Kids with Cancer, also based in St. Louis, is devoted to enriching the daily lives of children undergoing treatment for cancer and blood-related diseases. With programs available through the recommendation of doctors, nurses and social workers at local pediatric cancer and hematology centers, this organization provides children and their families with recreational, educational and emotional support. This year the Foundation donated play therapy equipment to the newly developed Cardinal Kids Cancer Center (pictured above) at St. John's Mercy Children's Hospital. Enjoyed by the children and their siblings, the play equipment helps to ease the stress associated with undergoing treatment.

Boys & Girls Club inspires and enables young people to reach their full potential as productive, responsible, caring citizens. This organization recognizes that there is an increasing number of children in need of adult care or supervision, and it provides a safe place for these children to learn and grow. This year the Foundation supported the after-school program at the Boys & Girls Club of Camarillo, CA, and the summer camp program at the Boys & Girls Club of San Gabriel Valley, CA.

Any Baby Can, in Austin, TX, is a comprehensive family service organization working to help children reach their potential through education, therapy and family support services. The children served face challenges such as special health care needs, poverty, developmental delays, and risk of abuse or neglect. In 2010 the Foundation supported parenting/literacy programs and the Children's Hearing Aid Texas (CHAT) program. CHAT provides auditory services and hearing aids to children with financial need.

Kenneth Young Center provides mental health and senior citizens' support services to adults, children and families in the suburban Chicago area. This organization provides counseling, assessment, treatment and service coordination. This year the Foundation supported Kenneth Young Center's Essential Treatment Services (ETS) program. The ETS program provides additional assistance to children who have completed the 90-day treatment program but still need further therapy and psychological support.

To make a tax-deductible contribution or to learn more about the Foundation, please call 314-213-7277 or visit the web site at www.escotechnologiesfoundation.org.

ESCO TECHNOLOGIES INC. 2010 FINANCIALS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The years 2010, 2009 and 2008 represent the fiscal years ended September 30, 2010, 2009 and 2008, respectively, and are used throughout the document.

Introduction

ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) are organized into three reportable operating segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration). The Company's business segments are comprised of the following primary operating entities:

- ***USG:*** Aclara Power-Line Systems Inc. (Aclara PLS), Aclara RF Systems Inc. (Aclara RF), Aclara Software Inc., including Xtensible Solutions, Inc. (Aclara Software), collectively (Aclara), and Doble Engineering Company (Doble),
- ***Test:*** EMC Group companies consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren), and
- ***Filtration:*** PTI Technologies Inc. (PTI), VACCO Industries (VACCO), Crissair, Inc. (Crissair) and TekPackaging LLC (TekPack).

USG: Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara's STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service, revenue management and integration solutions. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.

Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.

ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.

Highlights of 2010 Operations

- Sales, net earnings and diluted earnings per share were $607.5 million, $44.8 million and $1.68 per share, respectively.
- Net cash provided by operating activities was $67 million.
- At September 30, 2010, cash on hand was $26.5 million; outstanding debt was $154 million, for a net debt position of $127.5 million.
- Entered orders were $668.8 million resulting in a book-to-bill ratio of 1.1x. Backlog at September 30, 2010, was $360.6 million representing an increase of $61.2 million, or 20.4% from September 30, 2009.
- In July 2010, the Company announced that Southern California Gas Co. (SoCalGas), a subsidiary of Sempra Energy, has selected Aclara RF and its STAR® Network for negotiation of a definitive agreement for SoCalGas' AMI project. This contract is expected to be signed in mid-fiscal 2011 with deployment beginning in late 2011.
- Aclara PLS received a $21 million order to supply products to Mexico's electric utility Federal Commission of Electricity (CFE) related to CFE's electric AMI deployment. The Company expects to receive a $20 million follow-on order in 2011.
- Aclara PLS received a $5 million order from Colombia's utility EMCALI EICE ESE (EMCALI) for its electric AMI project. The Company expects to receive a $5 million follow-on order in 2011.
- The Company received $52 million of orders in 2010 and recorded $53.5 million in sales to Pacific Gas & Electric Company (PG&E) related to its gas AMI deployment. Cumulative-to-date orders from PG&E for the gas AMI deployment total 4.5 million units and $251 million through September 30, 2010.
- The Company received $28 million in orders and recorded $29.7 million in sales to New York City related to the fixed-network water AMI project. Cumulative-to-date orders total 869,000 units and $67.1 million through September 30, 2010.
- Effective July 31, 2010, the Company acquired Crissair for approximately $27 million in cash. Crissair is a leading supplier of fluid control components for the aerospace industry.
- On September 3, 2010, the Company acquired Xtensible Solutions, Inc. (Xtensible). Xtensible is a provider of information management and integration solutions to the utility industry worldwide.
- The Company initiated a quarterly cash dividend payable at an annual rate of $0.32 per share. The Company declared dividend payments of $8.4 million, with $6.3 million paid during 2010.

Results of Continuing Operations

NET SALES

(Dollars in millions)	Fiscal year ended 2010	2009	2008	Change 2010 vs. 2009	Change 2009 vs. 2008
USG	**$348.3**	374.0	352.7	**(6.9)%**	6.0 %
Test	**138.4**	138.4	144.8	**—**	(4.4)%
Filtration	**120.8**	106.7	116.1	**13.2 %**	(8.1)%
Total	**$607.5**	619.1	613.6	**(1.9)%**	0.9 %

USG

The net sales decrease of 6.9%, or $25.7 million in 2010 as compared to the prior year was due to: a $50.4 million decrease in net sales from Aclara RF due to lower Advanced Metering Infrastructure (AMI) gas and electric product deliveries at PG&E as the gas project nears completion; partially offset by an $18.2 million increase in net sales from Aclara PLS due to higher shipments to CFE, EMCALI and the Puerto Rico Electric Power Authority (PREPA); and a $6.7 million increase in net sales from Doble driven by an increase in service and product revenues.

The Company's total sales to PG&E were $55.9 million in 2010 (representing approximately 9% of the Company's consolidated net sales), $106.2 million in 2009 (representing approximately 17% of the Company's consolidated net sales) and $110.2 million in 2008 (representing approximately 18% of the Company's consolidated net sales).

The 6%, or $21.3 million increase in net sales in 2009 as compared to 2008 was due to: a $48.8 million increase in net sales from Aclara RF primarily due to higher gas product AMI deliveries at PG&E and the shipment of water AMI products for the New York City water project; a $9.9 million increase in net sales from Doble reflecting the impact of a full twelve months of operations versus ten months in 2008; a $3.9 million increase in net sales at Aclara Software; partially offset by a $41.3 million decrease in net sales at Aclara PLS, mainly driven by a $31.9 million decrease in sales to PG&E for the electric AMI deployment.

Test

Net sales for the segment were consistent in 2010 and 2009. However, there was a $4.1 million increase in net sales from the segment's European operations due to an improvement in the European medical business and the shipment of a large military project; a $2.9 million increase in net sales from the segment's Asian operations due to higher chamber shipments; partially offset by a $6.9 million decrease in net sales from the segment's U.S. operations driven by a decrease in small test and measurement projects domestically.

The net sales decrease of $6.4 million, or 4.4% in 2009 as compared to the prior year was mainly due to: a $7.2 million decrease in net sales from the segment's European operations due to the timing of large chamber deliveries to the international wireless and electronics end-markets; a decrease in component shipments and unfavorable foreign currency impacts; and a $3.2 million decrease in net sales from the segment's Asian operations due to a decrease in large chamber deliveries. This decrease was partially offset by a $4 million increase in net sales from the segment's U.S. operations driven by an increase in domestic chamber deliveries.

Filtration

The 13.2%, or $14.1 million increase in net sales in 2010 as compared to the prior year was due to: a $5 million increase in net sales at PTI due to higher shipments of aerospace assemblies and elements; the acquisition of Crissair with a net sales contribution of $4 million (representing two months of sales); a $2.8 million increase in net sales at VACCO driven by higher shipments of space products; and a $2.3 million increase at TekPack due to higher sales to commercial customers.

Net sales in 2009 decreased $9.4 million, or 8.1%, compared to 2008 primarily due to: a $12.4 million decrease in net sales at PTI due to lower commercial aerospace shipments; a $2.1 million decrease in net sales at TekPack due to lower sales to commercial customers; partially offset by a $5.1 million increase in net sales at VACCO driven by higher military/defense aircraft product shipments.

ORDERS AND BACKLOG

New orders received in 2010 were $668.8 million as compared to $634 million in 2009, resulting in order backlog of $360.6 million at September 30, 2010, as compared to order backlog of $299.4 million at September 30, 2009. In 2010, the Company recorded $369.4 million of orders related to USG products, $158.5 million related to Test products, and $140.9 million related to Filtration products (including $15.3 million related to the Crissair acquisition). Orders are entered into backlog as firm purchase order commitments are received.

In 2009, the Company recorded $363.2 million of orders related to USG products, $122.8 million related to Test products, and $148 million related to Filtration products.

The Company received orders from PG&E for gas and electric AMI products of $54 million, $80 million and $111.8 million during 2010, 2009 and 2008, respectively. Cumulative-to-date orders from PG&E for the gas AMI deployment total 4.5 million units and $251 million through September 30, 2010.

Aclara RF received $28 million in orders from the City of New York for its fixed-network AMI water project in 2010.

In December 2009, Aclara PLS received a $21 million order to supply products to Mexico's electric utility CFE related to its electric AMI deployment and a $5 million order from Colombia's utility EMCALI for its electric AMI project. These deployments are expected to be completed in the first half of fiscal 2011. The Company is anticipating a $20 million follow-on order from CFE and a $5 million follow-on order from EMCALI in 2011.

In January 2010, Aclara RF received a contract from the Toho Water Authority of Kissimmee, Florida, (Toho) related to its AMI water project with orders expected to total $9 million over a five-year deployment period. In addition, Aclara RF received a contract from Neptune Technology Group Ltd. to supply products for the City of Toronto, Canada's, AMI water project with orders anticipated to total $34 million over a six-year deployment period. The Company also received a $13 million order from the San Francisco Public Utilities Commission related to its AMI water project.

In July 2010, VACCO finalized a $41 million contract to provide the next seven ship-sets of valves and manifolds for the U.S. Navy's Virginia Class submarine program with product deliveries from 2010 through 2014.

In July 2010, the Company announced that Southern California Gas Co. (SoCalGas), a subsidiary of Sempra Energy, has selected Aclara RF and its STAR® Network for negotiation of a definitive agreement for SoCalGas' AMI project.

In August 2010, VACCO was awarded a five-year contract with orders anticipated to be valued at up to $35 million to supply T-700 anti-icing valves for use on U.S. Army UH-60 series Black Hawk helicopters with product deliveries expected to begin in fiscal 2011.

2009

Aclara RF received $37.4 million in orders from the City of New York for its fixed-network AMI water project during 2009.

Aclara PLS recorded $12.4 million in orders from Idaho Power Company during 2009 for its electric AMI project.

Aclara PLS recorded $10.2 million and $22.4 million in orders from PREPA during 2009 and 2008, respectively.

Aclara Software received an order for approximately $5 million from the City of Tallahassee, Florida, for a system-wide implementation of its Meter Data Management System (MDMS) and ENERGYprism® AMI software applications.

TekPackaging LLC was awarded a five-year production contract with an initial purchase order received for $11.7 million. The total value of purchase orders anticipated under this contract is between $40 million to $50 million.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $157.3 million, or 26% of net sales in 2010, $152.4 million, or 24.6% of net sales in 2009, and $147.3 million, or 24% of net sales in 2008.

The increase in SG&A expenses in 2010 as compared to the prior year was due to increases in new product development, marketing and engineering expenses at Doble; an increase in SG&A within the Test segment to support the international marketplace expansion; and an increase within the Filtration segment due to higher engineering expenses.

The increase in SG&A expenses in 2009 as compared to the prior year was primarily due to a $5 million increase related to Doble, reflecting a full year versus ten months in the prior year.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets was $11.6 million in 2010, $19.2 million in 2009 and $17 million in 2008. The Company recorded $4.5 million, $12.2 million and $11 million in 2010, 2009 and 2008, respectively, related to Aclara PLS's TWACS NG capitalized software. Amortization of intangible assets included $4.8 million, $4.7 million and $4.2 million of amortization of acquired intangible assets related to the Company's acquisitions in 2010, 2009 and 2008, respectively. The amortization of acquired intangible assets related to the Company's acquisitions is included in the Corporate operating segment's results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses).

During 2010, the Company re-evaluated the economic useful life of its TWACS NG capitalized software as a result of the successful acceptance in the international markets and concluded the remaining TWACS NG asset value has an expected remaining useful life of ten years (compared to its previous useful life of seven years).

OTHER EXPENSES, NET

Other expenses, net, were $2.9 million, $4.5 million and $0.2 million in 2010, 2009 and 2008, respectively. The principal item included in other expenses, net, in 2010 consisted of approximately $1.5 million of severance expenses. The principal item included in other expenses, net, in 2009 consisted of $2.3 million of facility exit/relocation charges incurred in connection with the move of the Aclara RF facility consisting of leasehold improvement write-offs, lease contract termination costs and physical move costs. There were no other individually significant items included in other expenses, net, in 2010, 2009 or 2008.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings before interest and taxes. EBIT is not a defined GAAP measure. However, the Company believes that EBIT provides investors and Management with a valuable and alternative method for assessing the Company's operating results. Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability of the Company's business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation.

EBIT	Fiscal year ended			**Change 2010**	Change 2009
(Dollars in millions)	**2010**	2009	2008	**vs. 2009**	vs. 2008
USG	**$ 67.4**	62.5	66.6	**7.8 %**	(6.2)%
% of net sales	**19.4%**	16.7%	18.9%	**2.7 %**	(2.2)%
Test	**12.2**	14.1	13.9	**(13.5)%**	1.4 %
% of net sales	**8.8%**	10.2%	9.6%	**(1.4)%**	0.6 %
Filtration	**19.5**	18.1	21.2	**7.7 %**	(14.6)%
% of net sales	**16.1%**	17.0%	18.3%	**(0.9)%**	(1.3)%
Corporate	**(25.5)**	(24.1)	(20.6)	**5.8 %**	17.0 %
Total	**$ 73.6**	70.6	81.1	**4.2 %**	(12.9)%
% of net sales	**12.1%**	11.4%	13.2%	**0.7 %**	(1.8)%

The reconciliation of EBIT to a GAAP financial measure is as follows:

(Dollars in millions)	**2010**	2009	2008
EBIT	**$73.6**	70.6	81.1
Less: Interest expense	**(4.0)**	(7.4)	(9.8)
Less: Income taxes	**(24.8)**	(13.9)	(23.7)
Net earnings from continuing operations	**$44.8**	49.3	47.6

USG

The $4.9 million increase in EBIT in 2010 as compared to 2009 was due to: a $3 million increase in EBIT from Aclara primarily due to increased sales volumes at Aclara PLS along with a decrease in amortization for the TWACS NG capitalized software; and a $1.9 million increase in EBIT from Doble related to the increased sales volumes.

The $4.1 million decrease in EBIT in 2009 as compared to 2008 was due to: a decrease in EBIT from Aclara due to lower margins on product sales; a $2.3 million charge related to the Aclara RF facility relocation, mentioned in other expenses, net, above; and an increase in amortization for the TWACS NG capitalized software. Additionally, 2008 included $15 million of EBIT associated with the PG&E/Aclara PLS deferred revenue recognized in 2008.

Test

The $1.9 million decrease in EBIT in 2010 as compared to the prior year was due to: a decrease in EBIT from the Company's U.S. operations due to changes in product mix; higher SG&A expenses to support the international marketplace expansion; partially offset by a $1.4 million increase in EBIT from the Company's European and Asian operations related to the increased sales volumes.

The $0.2 million increase in EBIT in 2009 as compared to the prior year was due to a reduction of the segment's SG&A expenses.

Filtration

EBIT increased $1.4 million in 2010 as compared to 2009 primarily due to increased sales volumes and favorable overhead absorption at VACCO.

EBIT decreased $3.1 million in 2009 as compared to 2008 due to: lower commercial aerospace shipments at PTI; and an increase in research and development costs and higher bid and proposal costs incurred in the pursuit of a significant number of Space-related projects at VACCO.

Corporate

Corporate operating charges included in consolidated EBIT increased $1.4 million in 2010 as compared to 2009 primarily due to transaction costs related to acquisition activity, including professional fees.

Corporate operating charges included in consolidated EBIT increased by $3.5 million in 2009 as compared to 2008 primarily due to: a $0.9 million increase in share-based compensation expense; and a $0.5 million increase in amortization of acquired intangible assets.

The "Reconciliation to Consolidated Totals (Corporate)" in Note 15 to the Consolidated Financial Statements represents Corporate office operating charges.

INTEREST EXPENSE, NET

Interest expense was $4 million in 2010 compared to $7.4 million in 2009 and $9.8 million in 2008, respectively. The decrease in interest expense in 2010 as compared to the prior years was due to lower average interest rates (1.9% vs. 3.3%) and lower average outstanding borrowings ($171 million vs. $211 million) under the revolving credit facility.

INCOME TAX EXPENSE

The 2010 effective tax rate from continuing operations was 35.6% compared to 22% in 2009 and 33.3% in 2008. The increase in the 2010 effective tax rate as compared to the prior year was due primarily to the absence of certain non-recurring items, such as the decrease in the tax liabilities related to uncertain tax positions recorded in 2009 for the fiscal years 2003 through 2007, of which $3.5 million, or 5.5% was the result of the closing of a U.S. taxing authority's examination of the Company's research credit claims; and $5 million, or 7.9% was the result of the confirmation of the Company's tax position for the deduction of losses realized on the disposition of the MicroSep business in 2004. The overall decrease in uncertain tax positions reduced 2009 income tax expense by $8.6 million and the effective tax rate by 13.6%.

The decrease in the 2009 effective tax rate as compared to 2008 was also due primarily to the decrease in uncertain tax positions (tax liabilities) recorded in 2009 for the fiscal years 2003 through 2007. In addition, the impact of an export incentive reduced 2008 income tax expense by $1.6 million and the effective tax rate by 2.2%.

Capital Resources and Liquidity

Working capital (current assets less current liabilities) decreased to $109.4 million at September 30, 2010 from $116.2 million at September 30, 2009, due to lower cash balances on hand and higher payables.

The $32.5 million increase in accounts receivable at September 30, 2010, is mainly due to: $18.4 million related to the USG segment and $7.8 million related to the Test segment, both driven by timing and volume of sales; and $3.1 million related to the Crissair acquisition. The $11.9 million increase in accounts payable at September 30, 2010, is mainly due to $7.7 million related to the Test segment due to timing of payments.

Net cash provided by operating activities from continuing operations was $67 million, $77.5 million and $77.1 million in 2010, 2009 and 2008, respectively. The decrease in 2010 as compared to prior years is related to changes in operating working capital requirements.

Capital expenditures were $13.4 million, $9.3 million and $16.7 million in 2010, 2009 and 2008, respectively. The increase in 2010 as compared to 2009 was due to approximately $4.5 million for manufacturing equipment and ERP software within the Filtration segment. The decrease in 2009 as compared to 2008 was primarily due to the ETS Austin, Texas, facility expansion that occurred during 2008 within the Test segment and lower facility expansion costs at Aclara PLS. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2010. In addition, the Company incurred expenditures for capitalized software of $8.8 million, $5 million and $10.5 million in 2010, 2009 and 2008, respectively.

ACQUISITIONS

2010

Effective July 31, 2010, the Company acquired the capital stock of Crissair, Inc. (Crissair) for a purchase price of approximately $27 million, net of cash acquired. Crissair, headquartered in Palmdale, California, is a manufacturer of high-quality hydraulic, fuel and pneumatic system components for the aerospace industry. The operating results for Crissair, since the date of acquisition, are included within the Filtration segment. The Company recorded approximately $9 million of goodwill as a result of the transaction, $4.3 million of trade names and $7.4 million of amortizable identifiable intangible assets consisting of customer relationships.

On September 3, 2010, the Company acquired the capital stock of Xtensible Solutions, Inc. (Xtensible) for a purchase price of approximately $4 million in cash plus contingent consideration valued at approximately $12 million. Xtensible is a provider of information management and integration solutions to the utility industry worldwide and its operating results, since the date of acquisition, are included within Aclara Software in the USG segment. The agreement includes contingent consideration to be paid out over the next three and one-half years based on target revenues. The Company recorded approximately $15 million of goodwill as a result of the transaction.

2009

On September 21, 2009, the Company acquired a minority interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara's Acendant Network solution. This investment is accounted for under the cost method and is included in Other assets on the Company's Consolidated Balance Sheet as of September 30, 2010.

On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity operates as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.

2008

On November 30, 2007, the Company acquired the capital stock of Doble for a purchase price of approximately $328 million, net of cash acquired. Doble, headquartered in Watertown, Massachusetts, is a worldwide leader in providing high-end intelligent diagnostic test solutions for the electric utility industry. The operating results for Doble, since the date of acquisition, are included within the USG segment.

On July 31, 2008, the Company acquired the capital stock of Doble Lemke GmbH and Doble Lemke AG (collectively "Lemke", formerly named "LDIC") for a purchase price of approximately $13 million, net of cash acquired. Lemke is a manufacturer of partial discharge diagnostic testing instruments and systems serving the international electric utility industry. The operating results for Lemke, since the date of acquisition, are included within Doble in the USG segment.

All of the Company's acquisitions have been accounted for using the purchase method of accounting, and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition.

DIVESTITURES

2009

On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak for $3.1 million, net, of cash. This business is reflected as a discontinued operation in the financial statements and related notes for all periods presented.

Comtrak's operations were previously included within the Company's USG segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company's fiscal 2009 results in discontinued operations.

2008

On November 25, 2007, the Company completed the sale of the filtration portion of Filtertek Inc. (Filtertek) to Illinois Tool Works Inc. for $74.4 million, net. The Filtertek businesses are accounted for as discontinued operations in the financial statements and related notes for all periods presented. A pretax loss of $0.2 million related to Filtertek is reflected in the Company's fiscal 2008 results in discontinued operations. Filtertek's operations were included within the Company's Filtration segment prior to divestiture.

BANK CREDIT FACILITY

At September 30, 2010, the Company had approximately $163 million available to borrow under its credit facility, plus a $50 million increase option, in addition to $26.5 million cash on hand. At September 30, 2010, the Company had outstanding borrowings of $154 million, and outstanding letters of credit of $13 million. The Company classified $50 million as the current portion on long-term debt as of September 30, 2010, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company's ability to access the additional $50 million increase option of the credit facility is subject to acceptance by participating or other outside banks.

Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the LIBOR or based on the prime rate, at the Company's election. The credit facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. As of September 30, 2010, the Company was in compliance with all bank covenants.

DIVIDENDS

During 2010, the Company initiated a quarterly cash dividend payable at an annual rate of $0.32 per share. The Company declared dividend payments of $8.4 million, with $6.3 million paid during 2010.

OUTLOOK — 2011

Management expects 2011 consolidated revenues and EPS to increase approximately ten to fifteen percent compared to 2010. In addition, the 2011 effective tax rate is projected to be approximately 37%. During 2011, the Company anticipates gas AMI product deliveries to PG&E will be significantly lower than the quantities delivered in 2010 as the contract is entering the later stages of deployment. The current outlook for 2011 PG&E gas product sales is expected to decrease approximately $30 million in 2011 as compared to 2010. The Company is expected to sign a definitive agreement for the SoCalGas AMI project during mid-fiscal 2011. On a quarterly basis, Management expects 2011 revenues and EPS to be second-half weighted, but not as severely as during 2010.

CONTRACTUAL OBLIGATIONS

The following table shows the Company's contractual obligations as of September 30, 2010:

(Dollars in millions)		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligation	$154.0	50.0	104.0	—	—
Estimated Interest Payments[1]	6.8	2.2	4.1	0.5	—
Operating Lease Obligations	27.3	7.0	10.8	5.6	3.9
Purchase Obligations[2]	5.4	5.4	—	—	—
Total	$193.5	64.6	118.9	6.1	3.9

[1] Estimated interest payments for the Company's debt obligations were calculated based on Management's determination of the estimated applicable interest rates and payment dates.

[2] A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of the Company's purchase orders can be cancelled, they are not included in the table above.

As of September 30, 2010, the Company had $3.2 million of liabilities for uncertain tax positions. The unrecognized tax benefits have been excluded from the table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.

The Company has no off-balance-sheet arrangements outstanding at September 30, 2010.

SHARE REPURCHASES

In July 2010, the Company's Board of Directors extended its previously authorized open market common stock repurchase program of the Company's shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2012. There were no stock repurchases during 2010, 2009 or 2008.

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company's defined benefit pension plans are approximately $3 million in 2011, approximately $3.5 million in 2012 and approximately $3 million in 2013.

OTHER

Management believes that, for the periods presented, inflation has not had a material effect on the Company's results of operations.

The Company is currently involved in various stages of investigation and remediation relating to environmental matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

Market Risk Analysis

MARKET RISK EXPOSURE

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Based on the interest rate swaps outstanding, the interest rates on approximately 50% of the Company's total borrowings were effectively fixed as of September 30, 2010. The Company has determined that the market risk related to interest rates with respect to its variable debt that is not hedged is not material. The Company estimates that if market interest rates averaged one percentage point higher, the effect would have been less than 2% of net earnings for the year ended September 30, 2010. The following is a summary of the notional transaction amounts and fair values for the Company's outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2010.

(Dollars in thousands)	Notional Amount	Average Rec Rate	Average Pay Rate	Fair Value
Interest rate swaps	$80,000	0.26%	1.52%	$ (13)
Interest rate swap*	$60,000	N/A	1.10%	$(469)

* This swap represents a forward-starting swap and became effective in October 2010.

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company's operations is the Euro. Net sales to customers outside of the United States were $141.4 million, $110.7 million, and $130.9 million in 2010, 2009 and 2008, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2010 was not material. The Company does not have material foreign currency market risk (e.g. net foreign currency transaction gain/loss was less than 2% of net earnings for fiscal years 2010, 2009 and 2008).

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements. In preparing these financial statements, Management has made its best estimates and judgments of certain amounts included in the Consolidated Financial Statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior Management discusses the critical accounting policies described below with the Audit and Finance Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies which Management believes are critical to the Consolidated Financial Statements and other financial disclosure. It is not intended to be a comprehensive list of all significant accounting policies that are more fully described in Note 1 of Notes to Consolidated Financial Statements.

REVENUE RECOGNITION

USG Segment: Within the USG segment, approximately 96% of the segment's revenue arrangements (approximately 60% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, *Software — Revenue Recognition*. The application of software revenue recognition requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements, or vendor-specific objective evidence of fair value ("VSOE"). Changes to the elements in a software arrangement, and the ability to identify VSOE for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future. The remaining 4% of the segment's revenues represent products sold under a single element arrangement and are recognized when services are performed for unaffiliated customers or when products are delivered (when title and risk of ownership transfers).

Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of FASB ASC Subtopic 605-25, *Revenue Recognition: Multiple-Element Arrangements*. The application of the applicable guidance requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.

Approximately 60% of the segment's revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/ estimates may adversely or positively affect financial performance. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.

Filtration Segment: Within the Filtration segment, approximately 60% of segment revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 40% of segment revenues (approximately 5% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.

INVENTORY

Inventories are valued at the lower of cost (first-in, first-out) or market value. Management regularly reviews inventories on hand compared to historical usage and estimated future usage and sales. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof may not be realized within one year.

INCOME TAXES

The Company operates in numerous taxing jurisdictions and is subject to examination by various U.S. Federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses in prior years. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, Management's estimates of income tax liabilities may differ from actual payments or assessments.

Management regularly assesses the Company's position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of FASB ASC Topic 740, *Income Taxes* (ASC 740). The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return based upon ASC 740. Additional future income tax expense or benefit may be recognized once the positions are effectively settled. It is the Company's policy to follow FASB ASC 740-10-45-20 and record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.

At the end of each interim reporting period, Management estimates the effective tax rate expected to apply to the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned, as well as tax planning strategies. Current and projected growth in income in higher tax jurisdictions may result in an increasing effective tax rate over time. If the actual results differ from Management's estimates, Management may have to adjust the effective tax rate in the interim period if such determination is made.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

GOODWILL AND OTHER LONG-LIVED ASSETS

In accordance with FASB ASC Topic 350, *Intangibles — Goodwill and Other* (ASC 350), Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At September 30, 2010, the Company has determined that no reporting units are at risk of material goodwill impairment as the fair value of all reporting units substantially exceeded its carrying value. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed annually for impairment.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on Management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2011, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 5% to 4.75%, the projected benefit obligation for the defined benefit plan would increase by approximately $2.4 million and result in an additional after-tax charge to shareholders' equity of approximately $1.5 million. The discount rate used in measuring the Company's pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.

Other Matters

CONTINGENCIES

As a normal incident of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. In the opinion of Management, final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or otherwise are not likely to have a material adverse effect on its financial condition or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. See further discussion in "Management's Discussion and Analysis — Market Risk Analysis" regarding the Company's market risks.

CONTROLS AND PROCEDURES

The Company carried out an evaluation under the supervision of and with the participation of Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued Update No. 2009-13, *Multiple-Deliverable Revenue Arrangements* (ASU 2009-13) and Update No. 2009-14, *Certain Revenue Arrangements That Include Software Elements* (ASU 2009-14) — *Consensuses of the FASB Emerging Issues Task Force*. ASU 2009-13 applies to multiple-deliverable revenue arrangements that are currently within the scope of Subtopic 605-25 and provides two significant changes: (i) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price and (ii) eliminates the residual method to allocate the arrangement consideration. The consensus also expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. These consensuses are to be applied on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The adoption of these consensuses is not expected to have a material impact on the Company's financial position or results of operations.

Forward-Looking Information

Statements regarding future events and the Company's future results that are based on current expectations, estimates, forecasts and projections about the Company's performance and the industries in which the Company operates, 2011 revenues, EBIT, adequacy of the Company's credit facilities and future cash flows, the likelihood, size and timing of an AMI contract with SoCalGas, estimates of anticipated contract costs and revenues, anticipated future product deliveries by Aclara RF to PG&E, the timing of completion of the CFE and EMCALI AMI deployments, the likelihood, timing and amounts of any follow-on orders from CFE and EMCALI, the anticipated value and timing of deliveries by Aclara RF to Toho and the city of Toronto, the anticipated timing of deliveries by VACCO for the U.S. Navy's Virginia Class submarine program and the anticipated timing and value of deliveries for the U.S. Army's T-700 valve program, the anticipated total value of TekPackaging's five year production contract, the outcome of current litigation, claims and charges, the anticipated timing and amount of lost deferred tax assets, continued reinvestment of foreign earnings, the timing, total value and period of performance of contracts awarded to the Company, the accuracy of the Company's estimates utilized in software revenue recognition, the accuracy of the Company's estimates utilized to project costs at completion in the Test segment and Filtration segment, income tax liabilities, the effective tax rate, the amount, timing and ability to use net research tax credits, the timing and amount of the reduction of unrecognized tax benefits, repayment of debt within the next twelve months, the recognition of costs related to share-based compensation arrangements, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, performance improvement initiatives, growth opportunities, new product development, the Company's ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the letter To Our Shareholders (pages 1-3), and Management's Discussion and Analysis and other statements contained herein which are not strictly historical are considered "forward-looking statements" within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to those described under "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010, and the following: the success of negotiations and the ultimate terms and timing of any contract with SoCalGas; changes in requirements or financial constraints impacting SoCalGas; the receipt of necessary regulatory approvals pertaining to SoCalGas' project; the timing and content of future customer orders; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company's competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company's successful execution of internal operating plans.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts) Years ended September 30,	**2010**	2009	2008
Net sales	**$607,493**	619,064	613,566
Costs and expenses:			
Cost of sales	**361,942**	372,351	367,951
Selling, general and administrative expenses	**157,348**	152,397	147,324
Amortization of intangible assets	**11,633**	19,214	17,044
Interest expense, net	**3,977**	7,450	9,808
Other expenses, net	**2,928**	4,480	161
Total costs and expenses	**537,828**	555,892	542,288
Earnings before income tax	**69,665**	63,172	71,278
Income tax expense	**24,819**	13,867	23,709
Net earnings from continuing operations	**$ 44,846**	49,305	47,569
Earnings (loss) from discontinued operations, net of tax of $568 and $229 in 2009 and 2008, respectively	**—**	135	(282)
Loss on sale of discontinued operations, net of tax of $905 and $157 in 2009 and 2008, respectively	**—**	(32)	(576)
Net earnings (loss) from discontinued operations	**—**	103	(858)
Net earnings	**$ 44,846**	49,408	46,711
Earnings (loss) per share:			
Basic:			
Continuing operations	**$ 1.70**	1.88	1.84
Discontinued operations	**—**	—	(0.04)
Net earnings	**$ 1.70**	1.88	1.80
Diluted:			
Continuing operations	**1.68**	1.86	1.81
Discontinued operations	**—**	—	(0.03)
Net earnings	**$ 1.68**	1.86	1.78
Average common shares outstanding (in thousands):			
Basic	**26,450**	26,216	25,909
Diluted	**26,738**	26,560	26,315

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands) Years ended September 30,	**2010**	2009
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 26,508**	44,630
Accounts receivable, less allowance for doubtful accounts of $1,885 and $1,457 in 2010 and 2009, respectively	**141,098**	108,620
Costs and estimated earnings on long-term contracts, less progress billings of $12,189 and $19,861 in 2010 and 2009, respectively	**12,743**	10,758
Inventories	**83,034**	82,020
Current portion of deferred tax assets	**15,809**	20,417
Other current assets	**17,169**	13,750
Total current assets	**296,361**	280,195
Property, plant and equipment:		
Land and land improvements	**4,986**	4,996
Buildings and leasehold improvements	**50,318**	49,181
Machinery and equipment	**75,721**	71,773
Construction in progress	**5,970**	2,290
	136,995	128,240
Less accumulated depreciation and amortization	**64,432**	58,697
Net property, plant and equipment	**72,563**	69,543
Goodwill	**355,656**	330,719
Intangible assets, net	**229,736**	221,600
Other assets	**19,975**	21,630
Total Assets	**$974,291**	923,687

See accompanying Notes to Consolidated Financial Statements.

(Dollars in thousands) Years ended September 30,	2010	2009
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$ 50,000**	50,000
Accounts payable	**59,088**	47,218
Advance payments on long-term contracts, less costs incurred of $19,547 and $17,484 in 2010 and 2009, respectively	**5,729**	2,840
Accrued salaries	**23,762**	20,465
Current portion of deferred revenue	**21,907**	20,215
Accrued other expenses	**26,494**	23,247
Total current liabilities	**186,980**	163,985
Pension obligations	**29,980**	27,483
Deferred tax liabilities	**79,388**	78,471
Other liabilities	**17,961**	5,941
Long-term debt	**104,000**	130,467
Total liabilities	**418,309**	406,347
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	**—**	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 29,839,343 and 29,771,103 shares in 2010 and 2009, respectively	**298**	298
Additional paid-in capital	**270,943**	265,794
Retained earnings	**359,274**	322,878
Accumulated other comprehensive loss, net of tax	**(14,793)**	(11,598)
	615,722	577,372
Less treasury stock, at cost (3,338,986 and 3,357,046 common shares in 2010 and 2009, respectively)	**(59,740)**	(60,032)
Total shareholders' equity	**555,982**	517,340
Total Liabilities and Shareholders' Equity	**$ 974,291**	923,687

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, September 30, 2007	29,160	$292	243,131	226,759	6,303	(61,002)	415,483
Comprehensive income:							
Net earnings	—	—	—	46,711	—	—	46,711
Translation adjustments	—	—	—	—	(869)	—	(869)
Net unrecognized actuarial loss, net of tax of $2,506	—	—	—	—	(4,043)	—	(4,043)
Interest rate swap, net of tax of $512	—	—	—	—	(835)	—	(835)
Comprehensive income							40,964
Stock options and stock compensation plans, net of tax benefit of $(845)	305	3	11,109	—	—	678	11,790
Balance, September 30, 2008	29,465	295	254,240	273,470	556	(60,324)	468,237
Comprehensive income:							
Net earnings	—	—	—	49,408	—	—	49,408
Translation adjustments	—	—	—	—	(707)	—	(707)
Net unrecognized actuarial loss, net of tax of $7,488	—	—	—	—	(11,393)	—	(11,393)
Interest rate swap, net of tax of $62	—	—	—	—	(54)	—	(54)
Comprehensive income							37,254
Stock options and stock compensation plans, net of tax benefit of $(325)	306	3	11,554	—	—	292	11,849
Balance, September 30, 2009	29,771	298	265,794	322,878	(11,598)	(60,032)	517,340
Comprehensive income:							
Net earnings	**—**	**—**	**—**	**44,846**	**—**	**—**	**44,846**
Translation adjustments	**—**	**—**	**—**	**—**	**(1,557)**	**—**	**(1,557)**
Net unrecognized actuarial loss, net of tax of $1,422	**—**	**—**	**—**	**—**	**(2,234)**	**—**	**(2,234)**
Interest rate swap, net of tax of $(385)	**—**	**—**	**—**	**—**	**596**	**—**	**596**
Comprehensive income							**41,651**
Cash dividends declared($0.32 per share)	**—**	**—**	**—**	**(8,450)**	**—**	**—**	**(8,450)**
Stock options and stock compensation plans, net of tax benefit of $(105)	**68**	**—**	**5,149**	**—**	**—**	**292**	**5,441**
Balance, September 30, 2010	**29,839**	**$298**	**270,943**	**359,274**	**(14,793)**	**(59,740)**	**555,982**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands) Years ended September 30,	**2010**	2009	2008
Cash flows from operating activities:			
Net earnings	**$ 44,846**	49,408	46,711
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net (earnings) loss from discontinued operations, net of tax	**—**	(103)	858
Depreciation and amortization	**22,137**	30,267	27,067
Stock compensation expense	**4,558**	4,866	3,990
Changes in current assets and liabilities	**(9,615)**	1,566	(12,154)
Effect of deferred taxes on tax provision	**4,059**	(2,543)	12,349
Change in deferred revenue and costs, net	**329**	1,781	(3,284)
Change in uncertain tax positions	**765**	(5,700)	2,335
Other	**(56)**	(2,068)	(801)
Net cash provided by operating activities — continuing operations	**67,023**	77,474	77,071
Net earnings (loss) from discontinued operations, net of tax	**—**	103	(858)
Net cash provided by discontinued operations	**—**	39	673
Net cash provided (used) by operating activities — discontinued operations	**—**	142	(185)
Net cash provided by operating activities	**67,023**	77,616	76,886
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	**(32,316)**	(6,442)	(345,395)
Proceeds from sale of marketable securities	**—**	—	4,966
Change in restricted cash (acquisition escrow)	**2,041**	2,189	(6,841)
Capital expenditures	**(13,438)**	(9,255)	(16,669)
Additions to capitalized software	**(8,827)**	(5,004)	(10,488)
Net cash used by investing activities — continuing operations	**(52,540)**	(18,512)	(374,427)
Capital expenditures — discontinued operations	**—**	—	(1,140)
Proceeds from divestiture of business, net — discontinued operations	**—**	3,100	74,370
Net cash provided by investing activities — discontinued operations	**—**	3,100	73,230
Net cash used by investing activities	**(52,540)**	(15,412)	(301,197)
Cash flows from financing activities:			
Proceeds from long-term debt	**40,000**	32,000	304,157
Principal payments on long-term debt	**(66,467)**	(85,183)	(71,197)
Dividends paid	**(6,335)**	—	—
Debt issuance costs	**—**	—	(2,965)
Net decrease in short-term borrowings — discontinued operations	**—**	—	(2,844)
Proceeds from exercise of stock options	**767**	6,621	6,384
Other	**988**	1,029	1,075
Net cash (used) provided by financing activities	**(31,047)**	(45,533)	234,610
Effect of exchange rate changes on cash and cash equivalents	**(1,558)**	(708)	(270)
Net (decrease) increase in cash and cash equivalents	**(18,122)**	15,963	10,029
Cash and cash equivalents at beginning of year	**44,630**	28,667	18,638
Cash and cash equivalents at end of year	**$ 26,508**	44,630	28,667
Changes in current assets and liabilities:			
Accounts receivable, net	**$ (27,960)**	26,090	(32,688)
Costs and estimated earnings on long-term contracts, net	**(1,985)**	(1,663)	2,425
Inventories	**5,926**	(17,001)	443
Other current assets	**(2,397)**	(714)	4,777
Accounts payable	**10,597**	(1,764)	1,163
Advance payments on long-term contracts, net	**2,889**	(4,627)	3,716
Accrued expenses	**3,315**	1,245	8,010
	$ (9,615)	1,566	(12,154)
Supplemental cash flow information:			
Interest paid	**$ 3,536**	7,425	9,233
Income taxes paid (including state, foreign & AMT)	**21,378**	22,144	7,004

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

A. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation.

B. BASIS OF PRESENTATION

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2010, and 2009.

The business and most of the assets of Comtrak Technologies, LLC (Comtrak) were sold during the second quarter of fiscal 2009. In addition, the Filtertek businesses (excluding TekPackaging LLC) were sold during fiscal 2008. Comtrak and Filtertek are accounted for as discontinued operations in accordance with accounting principles generally accepted in the United States of America (GAAP).

C. NATURE OF OPERATIONS

The Company has three reportable segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration).

USG: Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Doble provides high-end, intelligent, diagnostic test solutions for the electric power delivery industry.

Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for doubtful trade receivables, inventory obsolescence, warranty reserves, value of equity-based awards, goodwill and purchased intangible asset valuations, asset impairments, employee benefit plan liabilities, income tax liabilities and assets and related valuation allowances, uncertain tax positions, and litigation and other loss contingencies. Actual results could differ from those estimates.

E. REVENUE RECOGNITION

USG Segment: Within the USG segment, approximately 96% of the segment's revenue arrangements (approximately 60% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, *Software — Revenue Recognition*. The segment's software revenue arrangements within Aclara generally include multiple products and services, or "elements" consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support or "PCS"). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The software element included in such arrangements is essential to the functionality of the hardware and, therefore, the hardware is considered to be software-related. Hardware is considered a specified element in the software arrangement and vendor-specific objective evidence of fair value ("VSOE") has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. For multiple element arrangements, revenue is allocated to the individual elements based on VSOE of the individual elements.

The application of these principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements. The VSOE of the fair value of undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers. Hardware revenues are generally recognized at the time of shipment or receipt by customer depending upon contract terms. VSOE generally does not exist for the software element; therefore, the Company uses the residual method to recognize revenue when VSOE exists for all other undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

The applicable guidance requires the seller of software that includes post-contract customer support (PCS) to establish VSOE of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines VSOE by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees or by reference to contractual renewals, when the renewal terms are substantive. Revenues for PCS are recognized ratably over the maintenance term specified in the contract (generally in 12 monthly increments). Revenues for program management support are recognized when services have been provided. The Company determines VSOE for program management support based on hourly rates when services are performed separately.

Approximately 4% of segment revenues are recognized when services are performed for unaffiliated customers or when products are delivered (when title and risk of ownership transfers).

Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of FASB ASC Subtopic 605-25, *Revenue Recognition: Multiple-Element Arrangements*. The multiple elements generally consist of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, and as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis.

Approximately 60% of the segment's revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under this Subtopic include the construction and installation of complex test chambers to a buyer's specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under this Subtopic, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones.

If a reliable measure of output cannot be established (which applies in less than 10% of Test segment revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company's operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.

The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates.

Filtration Segment: Within the Filtration segment, approximately 60% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 40% of segment revenues (approximately 5% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts*. Products accounted for under this Subtopic include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under this Subtopic, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.

F. CASH AND CASH EQUIVALENTS

Cash equivalents include temporary investments that are readily convertible into cash, such as money market funds.

G. ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for amounts that the Company estimates are uncollectible in the future. This estimated allowance is based on Management's evaluation of the financial condition of the customer and historical write-off experience.

H. COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits, accounted for under the percentage-of-completion method, net of progress billings.

I. INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out) or market value. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof will not be realized within one year.

J. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed primarily on a straight-line basis over the estimated useful lives of the assets: buildings, 10-40 years; machinery and equipment, 3-10 years; and office furniture and equipment, 3-10 years. Leasehold improvements are amortized over the remaining term of the applicable lease or their estimated useful lives, whichever is shorter.

K. GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by FASB ASC Topic 350, *Intangibles — Goodwill & Other*. Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents, trademarks, and technology rights. See Note 4 regarding goodwill and other intangible assets activity.

L. CAPITALIZED SOFTWARE

The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis in accordance with FASB ASC Topic 985, *Software*. Capitalized costs primarily consist of external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three-to-ten year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. Management annually reviews the carrying values of capitalized costs for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.

M. IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to dispose.

N. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

O. RESEARCH AND DEVELOPMENT COSTS

Company-sponsored research and development costs include research and development and bid and proposal efforts related to the Company's products and services. Company-sponsored product development costs are charged to expense when incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for similar to other program costs. Customer-sponsored research and development costs refer to certain situations whereby customers provide funding to support specific contractually defined research and development costs.

P. FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with FASB ASC Topic 830, *Foreign Currency Matters*. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

Q. EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and vesting of performance-accelerated restricted shares using the treasury stock method.

The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	**2010**	2009	2008
Weighted Average Shares Outstanding — Basic	**26,450**	26,216	25,909
Dilutive Options and Performance-Accelerated Restricted Stock	**288**	344	406
Shares — Diluted	**26,738**	26,560	26,315

Options to purchase 569,363 shares at prices ranging from $32.55-$54.88 were outstanding during the year ended September 30, 2010, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 605,186 shares at prices ranging from $35.69-$54.88 were outstanding during the year ended September 30, 2009, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 542,689 shares at prices ranging from $35.69-$54.88 were outstanding during the year ended September 30, 2008, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2014. Approximately 214,000, 180,000 and 140,000 restricted shares were outstanding but unearned at September 30, 2010, 2009 and 2008, respectively, and, therefore, were not included in the respective years' computations of diluted EPS.

R. SHARE-BASED COMPENSATION

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. Share-based payment expense is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period (generally the vesting period of the award).

S. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive loss of $(14.8) million at September 30, 2010, consisted of $(20.1) million related to the pension net actuarial loss; $5.6 million related to currency translation adjustments; and $(0.3) million related to interest rate swaps. Accumulated other comprehensive loss of $(11.6) million at September 30, 2009, consisted of $(17.9) million related to the pension net actuarial loss; $7.2 million related to currency translation adjustments; and $(0.9) million related to interest rate swaps.

T. DEFERRED REVENUE AND COSTS

Deferred revenue and costs are recorded when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue and costs are deferred until the customer has accepted the product or service.

U. DERIVATIVE FINANCIAL INSTRUMENTS

All derivative financial instruments are reported on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as a hedge and on the type of hedge. For each derivative instrument designated as a cash flow hedge, the effective portion of the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Regardless of type, a fully effective hedge will result in no net earnings impact while the derivative is outstanding. To the extent that any hedge is ineffective at offsetting cash flow or fair value changes in the underlying hedged item, there could be a net earnings impact.

V. NEW ACCOUNTING STANDARDS

In October 2009, the Financial Accounting Standards Board (FASB) issued Update No. 2009-13, *Multiple-Deliverable Revenue Arrangements* (ASU 2009-13) and Update No. 2009-14, *Certain Revenue Arrangements That Include Software Elements* (ASU 2009-14) — *Consensuses of the FASB Emerging Issues Task Force*. ASU 2009-13 applies to multiple-deliverable revenue arrangements that are currently within the scope of Subtopic 605-25 and provides two significant changes: (i) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price and (ii) eliminates the residual method to allocate the arrangement consideration. The consensus also expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. These consensuses are to be applied on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The adoption of these consensuses is not expected to have a material impact on the Company's financial position or results of operations.

2. Acquisitions

2010

Effective July 31, 2010, the Company acquired the capital stock of Crissair, Inc. (Crissair) for a purchase price of approximately $27 million, net of cash acquired. Crissair, headquartered in Palmdale, California, is a manufacturer of high-quality hydraulic, fuel and pneumatic system components for the aerospace industry. The operating results for Crissair, since the date of acquisition, are included within the Filtration segment. The Company recorded approximately $9 million of goodwill as a result of the transaction, $4.3 million of trade names and $7.4 million of amortizable identifiable intangible assets consisting of customer relationships.

On September 3, 2010, the Company acquired the capital stock of Xtensible Solutions, Inc. (Xtensible) for a purchase price of approximately $4 million in cash plus contingent consideration valued at approximately $12 million. Xtensible is a provider of information management and integration solutions to the utility industry worldwide and its operating results, since the date of acquisition, are included within the USG segment (as part of Aclara). The agreement includes contingent consideration to be earned and paid out over the next three and a half years based on target revenues. The Company recorded approximately $15 million of goodwill as a result of the transaction.

2009

On September 21, 2009, the Company acquired a minority equity interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara's Acendant Network solution. This investment is accounted for under the cost method and is included in Other assets on the Company's Consolidated Balance Sheet as of September 30, 2010.

On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity will operate as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.

2008

On November 30, 2007, the Company acquired the capital stock of Doble for a purchase price of approximately $328 million, net of cash acquired. Doble, headquartered in Watertown, Massachusetts, is a worldwide leader in providing high-end intelligent diagnostic test solutions for the electric utility industry. The operating results for Doble, since the date of acquisition, are included within the USG segment.

The purchase price allocation was as follows:

(In thousands)	
Net tangible assets	$ 44,498
Identifiable intangible assets:	
Trade names	112,290
Customer relationships	52,510
Software and databases	3,790
Total identifiable intangible assets	168,590
Goodwill	192,203
Long-term deferred tax liabilities	(67,830)
Total cash consideration	$ 337,461
Reconciliation of purchase price:	
Total cash consideration	$ 337,461
Less: cash acquired	(9,639)
Purchase price	$ 327,822

The identifiable intangible assets consisting of customer relationships will be amortized on a straight-line basis over twenty years and the software and databases will be amortized on a straight-line basis over five years. The identifiable intangible asset consisting of trade names has an indefinite life and is not subject to amortization.

On July 31, 2008, the Company acquired the capital stock of Doble Lemke GmbH and Doble Lemke AG (collectively "Lemke", formerly named "LDIC") for a purchase price of approximately $13 million, net of cash acquired. Lemke is a manufacturer of partial discharge diagnostic testing instruments and systems serving the international electric utility industry. The operating results for Lemke since the date of acquisition are included within Doble in the USG segment. The Company recorded approximately $8 million of goodwill as a result of the transaction, $2.5 million of trade names and $1.5 million of amortizable identifiable intangible assets consisting of customer relationships.

All of the Company's acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition. Pro forma financial information related to the Company's acquisitions was not presented as it was not significant to the Company's results of operations. None of the goodwill recorded as part of the acquisitions mentioned above is expected to be deductible for U.S. Federal or state income tax purposes except for the goodwill recorded in connection with the Xtensible acquisition.

3. Divestitures

2009

On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak Technologies, LLC (Comtrak) for $3.1 million, net, of cash (referred to as the "Comtrak sale"). This business is reflected as a discontinued operation in the financial statements and related notes for all periods presented. Comtrak's operations were previously included within the Company's USG segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company's fiscal 2009 results in discontinued operations. Comtrak's net sales were $3.4 million and $10.3 million for the years ended September 30, 2009, and 2008, respectively. The pretax loss from Comtrak's operations was $0.3 million for the year ended September 30, 2008.

2008

On November 25, 2007, the Company completed the sale of the filtration portion of Filtertek Inc. (Filtertek) to Illinois Tool Works Inc. for $74.4 million, net. The TekPack division of Filtertek was not included in the transaction. Accordingly, the Filtertek businesses are reflected as discontinued operations in the financial statements and related notes for all periods presented. A pretax loss of $0.2 million related to Filtertek is reflected in the Company's fiscal 2008 results in discontinued operations. Filtertek's net sales were $13.7 million for the two-month period ended November 25, 2007. Filtertek's operations were included within the Company's Filtration segment prior to divestiture. The operations of the TekPack business are reflected in continuing operations and continue to be included in the Filtration segment.

4. Goodwill and Other Intangible Assets

Included on the Company's Consolidated Balance Sheets at September 30, 2010, and 2009 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2010	2009
Goodwill	$ 355.7	330.7
Intangible assets with determinable lives:		
Patents		
Gross carrying amount	$ 13.5	13.6
Less: accumulated amortization	13.3	13.1
Net	$ 0.2	0.5
Capitalized software		
Gross carrying amount	$ 102.4	93.7
Less: accumulated amortization	49.3	41.9
Net	$ 53.1	51.8
Customer Relationships		
Gross carrying amount	$ 61.4	54.0
Less: accumulated amortization	8.3	5.0
Net	$ 53.1	49.0
Other		
Gross carrying amount	$ 9.7	10.2
Less: accumulated amortization	8.2	7.5
Net	$ 1.5	2.7
Intangible assets with indefinite lives:		
Trade names	$ 121.8	117.6

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2010 and concluded no impairment existed at September 30, 2010.

The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2010, and 2009 are as follows:

(Dollars in millions)	USG	Test	Filtration	Total
Balance as of September 30, 2008	$279.1	29.5	20.3	328.9
Acquisitions	0.8	1.0	—	1.8
Balance as of September 30, 2009	279.9	30.5	20.3	330.7
Acquisitions	16.2	—	8.8	25.0
Balance as of September 30, 2010	**$296.1**	**30.5**	**29.1**	**355.7**

Amortization expense related to intangible assets with determinable lives was $11.6 million, $19.2 million and $17 million in 2010, 2009 and 2008, respectively. The decrease in amortization expense in 2010 as compared to the prior years was mainly due to the Company's TWACS NG software. During 2010, the Company re-evaluated the economic useful life of its TWACS NG software and concluded the remaining TWACS NG asset value has an expected remaining useful life of ten years. The Company recorded $4.5 million, $12.2 million and $11 million of amortization expense related to Aclara PLS's TWACS NG software in 2010, 2009 and 2008, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Customer relationships are generally amortized over twenty years. Intangible asset amortization for fiscal years 2011 through 2015 is estimated at approximately $11.5 million declining to $10 million per year.

5. Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2010, and 2009:

(Dollars in thousands)	**2010**	2009
Commercial	**$137,833**	104,409
U.S. Government and prime contractors	**3,265**	4,211
Total	**$141,098**	108,620

6. Inventories

Inventories consist of the following at September 30, 2010, and 2009:

(Dollars in thousands)	**2010**	2009
Finished goods	**$29,902**	38,153
Work in process — including long-term contracts	**18,743**	16,433
Raw materials	**34,389**	27,434
Total	**$83,034**	82,020

7. Property, Plant and Equipment

Depreciation expense of property, plant and equipment from continuing operations for the years ended September 30, 2010, 2009 and 2008 was $10.5 million, $11.1 million and $10 million, respectively.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2010, 2009 and 2008 was $7.7 million, $8 million and $7.8 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2010 are:

(Dollars in thousands) Years ending September 30:	
2011	$ 7,004
2012	6,142
2013	4,625
2014	3,299
2015 and thereafter	6,234
Total	$27,304

8. Income Tax Expense

Total income tax expense (benefit) for the years ended September 30, 2010, 2009 and 2008 was allocated as follows:

(Dollars in thousands)	**2010**	2009	2008
Income tax expense from continuing operations	**$24,819**	13,867	23,709
Discontinued operations	**—**	(1,473)	386
Total income tax expense	**$24,819**	12,394	24,095

The components of income from continuing operations before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	**2010**	2009	2008
United States	**$66,639**	60,477	66,723
Foreign	**3,026**	2,695	4,555
Total income before income taxes	**$69,665**	63,172	71,278

The principal components of income tax expense (benefit) from continuing operations for the years ended September 30, 2010, 2009 and 2008 consist of:

(Dollars in thousands)	**2010**	2009	2008
Federal			
Current (including Alternative Minimum Tax)	**$17,585**	10,425	463
Deferred	**4,199**	(1,666)	16,820
State and local:			
Current	**2,193**	4,683	2,788
Deferred	**230**	(421)	2,139
Foreign:			
Current	**1,130**	1,179	1,234
Deferred	**(518)**	(333)	265
Total	**$24,819**	13,867	23,709

The actual income tax expense from continuing operations for the years ended September 30, 2010, 2009 and 2008 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2010	2009	2008
Federal corporate statutory rate	**35.0%**	35.0%	35.0%
State and local, net of Federal benefits	**3.1**	4.4	2.5
Foreign	**(1.5)**	(0.2)	(0.3)
Research credit	**0.3**	(7.5)	(1.4)
Export Incentive	**—**	—	(2.2)
Domestic production deduction	**(1.9)**	(1.8)	(1.1)
Share-based compensation	**—**	0.4	0.7
Change in uncertain tax positions	**0.1**	(7.9)	(0.3)
Transaction costs	**0.2**	—	—
Other, net	**0.3**	(0.4)	0.4
Effective income tax rate	**35.6%**	22.0%	33.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2010, and 2009 are presented below.

(Dollars in thousands)	**2010**	2009
Deferred tax assets:		
Inventories, long-term contract accounting, contract cost reserves and others	**$ 3,331**	4,017
Pension and other postretirement benefits	**12,178**	11,421
Net operating loss carryforward — domestic	**813**	1,516
Net operating loss carryforward — foreign	**2,018**	1,468
Capital loss carryforward	**254**	254
Other compensation-related costs and other cost accruals	**14,196**	11,761
Federal research credit carryforward	**—**	4,643
State credit carryforward	**1,545**	1,200
Total deferred tax assets	**34,335**	36,280
Deferred tax liabilities:		
Plant and equipment, depreciation methods, acquisition asset allocations, and other	**(96,300)**	(92,708)
Net deferred tax liabilities before valuation allowance	**(61,965)**	(56,428)
Less valuation allowance	**(1,613)**	(1,626)
Net deferred tax liabilities	**$(63,578)**	(58,054)

The Foreign net operating loss carryforward of $2 million at September 30, 2010, reflects tax loss carryovers in Brazil, Germany and the United Kingdom. These losses have no expiration date.

At September 30, 2010, the Company has established a valuation allowance of $0.3 million against the capital loss carryforward generated in 2008, as such loss carryforward may not be realized in future periods. In addition, the Company has established a valuation allowance against certain net operating loss (NOL) carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $1.4 million at September 30, 2010, and 2009. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis.

The Federal research credit expired on December 31, 2009, and was not reinstated prior to September 30, 2010, so the Company estimates the net Federal research tax credits related to fiscal year 2010 to be approximately $0.1 million compared to $0.7 million in 2009. Research credits of $3.5 million were included in the fiscal 2009 provision as a result of a decrease in the Company's tax positions for the fiscal years 2000 through 2007. The state research credit has not expired and the Company expects the net fiscal year 2010 state research tax credits to be $0.3 million compared to $0.4 million in 2009. The Company has a net state research and other credit carryforward of $1.5 million of which $0.8 million expires between 2021 and 2025.

No deferred taxes have been provided on the accumulated unremitted earnings of $33.7 million for the Company's foreign subsidiaries as of September 30, 2010. The Company's intention is to reinvest these earnings indefinitely. In the event these foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $6.7 million would be due, which would correspondingly reduce the Company's net earnings.

As of September 30, 2010, the Company had $3.2 million of unrecognized benefits (see table below), of which $3.1 million, net of Federal benefit, if recognized, would affect the Company's effective tax rate.

A reconciliation of the Company's unrecognized tax benefits for the years ended September 30, 2010, and 2009 is presented in the table below:

(Dollars in millions)	**2010**	2009
Balance as of October 1,	**$ 3.3**	13.0
Increases related to prior year tax positions	**0.2**	0.2
Decreases related to prior year tax positions	**(0.2)**	(10.0)
Increases related to current year tax positions	**0.1**	0.9
Decreases related to settlements with taxing authorities	**—**	(0.7)
Lapse of statute of limitations	**(0.2)**	(0.1)
Balance as of September 30,	**$ 3.2**	3.3

The $10 million decrease related to prior year tax positions for the year ended September 30, 2009, was primarily the result of the closing of a U.S. taxing authority's examination of the Company's research credit claims and the confirmation of the Company's tax position for the deduction of losses realized on the disposition of a portion of the MicroSep business in 2004. It is the Company's policy to record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.

The Company anticipates a $0.5 million reduction in the amount of unrecognized tax benefits in the next twelve months as a result of a lapse of the applicable statute of limitations. The Company's policy is to include interest related to unrecognized tax benefits in income tax expense and penalties in operating expense. As of September 30, 2010, 2009 and 2008, the Company had accrued interest related to uncertain tax positions of $0.1 million, $0.1 million and $0.2 million, respectively, net of Federal income tax benefit, on its Consolidated Balance Sheet. No penalties have been accrued.

The principal jurisdictions for which the Company files income tax returns are U.S. Federal and the various city, state, and international locations where the Company has operations. Due to the timing of the utilization of the Company's net operating loss, the U.S. Federal tax years for the periods ended September 30, 1995, and forward remain subject to income tax examination. In the fourth quarter of 2009, the Internal Revenue Service (IRS) completed its examination of the Company's U.S. income tax returns for the periods ended September 30, 2003, through September 30, 2007; and the Company and the IRS reached mutual agreement of the adjustments to those returns. Various state tax years for the periods ended September 30, 2006, and forward remain subject to income tax examinations. The Company is subject to income tax in many jurisdictions outside the United States, none of which is individually material to the Company's financial position, statements of cash flows, or results of operations.

9. Debt

Debt consists of the following at September 30, 2010, and 2009:

(Dollars in thousands)	**2010**	2009
Revolving credit facility, including current portion	**$154,000**	180,467
Current portion of long-term debt	**(50,000)**	(50,000)
Total long-term debt, less current portion	**$104,000**	130,467

At September 30, 2010, the Company had approximately $163 million available to borrow under the credit facility, plus a $50 million increase option, in addition to $26.5 million cash on hand. The Company classified $50 million as the current portion of long-term debt as of September 30, 2010, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company's ability to access the additional $50 million increase option of the credit facility is subject to acceptance by participating or other outside banks. The credit facility has a maturity date of November 30, 2012.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. The facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. During 2010 and 2009, the maximum aggregate short-term borrowings at any month-end were $180.4 million and $225.7 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $170.6 million and $210.8 million, respectively; and the weighted average interest rates were 1.87%, 3.26%, and 4.75% for 2010, 2009 and 2008, respectively. The letters of credit issued and outstanding under the credit facility totaled $13 million and $7.2 million at September 30, 2010, and 2009, respectively.

10. Capital Stock

The 29,839,343 and 29,771,103 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2010, and 2009 represent the actual number of shares issued at the respective dates. The Company held 3,338,986 and 3,357,046 common shares in treasury at September 30, 2010, and 2009, respectively.

In July 2010, the Company's Board of Directors authorized an open market common stock repurchase program of the Company's shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2012. There were no stock repurchases during 2010, 2009 or 2008.

11. Share-Based Compensation

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. During fiscal 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be 2,000,000 shares added to the authorized shares allocated for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 600,000 may be utilized for performance-accelerated restricted stock or other full value awards. At September 30, 2010, the maximum number of full value shares available for issue under the 2004 Incentive Compensation Plan and the 2001 Stock Incentive Plan was 600,000 and 36,856 shares, respectively.

Stock Option Plans

The Company's stock option awards are generally subject to graded vesting over a three-year service period. All outstanding options were granted at prices equal to fair market value at the date of grant. The options granted prior to September 30, 2003, have a ten-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance. The Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO's stock calculated over the expected term of the option. The Company utilizes historical company data to develop its expected term assumption. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2010, 2009 and 2008, respectively: expected dividend yield of 0.9%, 0% and 0%; expected volatility of 48.1%, 39.3% and 34.8%; risk-free interest rate of 1.9%, 1.9% and 2.9%; and expected term of 3.9 years, 3.8 years and 3.8 years.

Information regarding stock options awarded under the option plans is as follows:

	FY2010		FY2009		FY2008	
	Shares	**Estimated Weighted Avg. Price**	Shares	Estimated Weighted Avg. Price	Shares	Estimated Weighted Avg. Price
October 1,	**891,826**	**$33.63**	1,139,201	$30.40	1,558,941	$30.35
Granted	**2,000**	**$32.55**	129,300	$37.42	16,000	$35.82
Exercised	**(73,765)**	**$12.03**	(336,876)	$22.85	(295,339)	$24.83
Cancelled	**(58,130)**	**$41.17**	(39,799)	$45.03	(140,401)	$42.22
September 30,	**761,931**	**$35.15**	891,826	$33.63	1,139,201	$30.40
At September 30,						
Reserved for future grant	**949,062**		935,345		1,010,014	
Exercisable	**677,538**	**$34.88**	683,192	$31.61	884,812	$26.25

The aggregate intrinsic value of options exercised during 2010, 2009 and 2008 was $1.3 million, $5.2 million and $5.5 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2010, was $4.1 million. The weighted-average contractual life of stock options outstanding at September 30, 2010, was 1.3 years. The weighted-average fair value of stock options per share granted in 2010, 2009 and 2008 was $11.90, $12.11, and $10.98, respectively.

Summary information regarding stock options outstanding at September 30, 2010, is presented below:

	Options Outstanding		
Range of Exercise Prices	**Number Outstanding at Sept. 30, 2010**	**Weighted-Average Remaining Contractual Life**	**Weighted Average Exercise Price**
$ 8.61 - $13.64	**82,710**	**1.0 year**	**$12.46**
$14.52 - $27.44	**129,908**	**1.9 years**	**$14.91**
$32.55 - $42.99	**304,665**	**1.3 years**	**$40.49**
$43.83 - $54.88	**244,648**	**1.0 year**	**$46.90**
	761,931	**1.3 years**	**$35.15**

	Exercisable Options Outstanding	
Range of Exercise Prices	**Number Exercisable at Sept. 30, 2010**	**Weighted Average Exercise Price**
$ 8.61 - $13.64	**82,710**	**$12.46**
$14.52 - $27.44	**129,374**	**$14.86**
$35.69 - $42.99	**220,806**	**$41.70**
$43.83 - $54.88	**244,648**	**$46.90**
	677,538	**$34.88**

Performance-accelerated Restricted Share Awards

The performance-accelerated restricted shares (restricted shares) have a five-year term with accelerated vesting if certain performance targets are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for the majority of the outstanding restricted share awards is being recognized over the longer performance period as it is not probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pretax compensation expense related to the restricted share awards was $3.6 million, $2.8 million and $1.2 million for the fiscal years ended September 30, 2010, 2009 and 2008, respectively.

The following summary presents information regarding outstanding restricted share awards as of September 30, 2010, and changes during the period then ended:

	Shares	Weighted Avg. Price
Nonvested at October 1, 2009	300,354	$39.94
Granted	81,352	$37.88
Vested	(49,030)	$42.70
Cancelled	(28,500)	$40.42
Nonvested at September 30, 2010	**304,176**	**$38.95**

Non-Employee Directors Plan

The non-employee directors compensation plan provides to each non-employee director a retainer of 800 common shares per quarter. Compensation expense related to the non-employee director grants was $0.5 million, $0.7 million and $0.7 million for the years ended September 30, 2010, 2009 and 2008, respectively.

The total share-based compensation cost that has been recognized in results of operations and included within SG&A (continuing operations) was $4.6 million, $4.9 million and $4 million for the years ended September 30, 2010, 2009 and 2008, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.8 million, $1.7 million and $1.1 million for the years ended September 30, 2010, 2009 and 2008, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized. As of September 30, 2010, there was $6.5 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.7 years.

12. Retirement and Other Benefit Plans

Substantially all domestic employees are covered by a defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company's defined benefit plan was frozen and no additional benefits have been accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. In conjunction with the acquisition of Doble, the Company assumed responsibility for their defined benefit plan and has frozen the plan effective December 31, 2008 and no additional benefits have been accrued after that date. Effective October 1, 2009, the Company's defined benefit plan and Doble's benefit plan were merged into one plan. The annual contributions to the defined benefit retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees are eligible for life insurance benefits.

The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.7 million and $0.7 million at September 30, 2010 and 2009, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company's results of operations or financial condition.

The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2010, and a statement of the funded status as of September 30, 2010, and 2009:

	Pension Benefits	
(Dollars in millions)	**2010**	2009
Reconciliation of benefit obligation		
Net benefit obligation at beginning of year	**$ 74.9**	59.7
Service cost	**0.2**	0.4
Interest cost	**4.0**	4.2
Actuarial loss	**4.2**	13.9
Settlements	**(0.8)**	(0.3)
Gross benefits paid	**(3.1)**	(3.0)
Net benefit obligation at end of year	**$ 79.4**	74.9

	Pension Benefits	
(Dollars in millions)	**2010**	2009
Reconciliation of fair value of plan assets		
Fair value of plan assets at beginning of year	**$ 46.5**	48.0
Actual return on plan assets	**4.2**	(0.8)
Employer contributions	**2.4**	2.6
Gross benefits paid	**(3.1)**	(3.0)
Settlements	**(0.8)**	(0.3)
Fair value of plan assets at end of year	**$ 49.2**	46.5

	Pension Benefits	
(Dollars in millions)	**2010**	2009
Funded Status		
Funded status at end of year	**$(30.2)**	(28.4)
Unrecognized prior service cost	**—**	—
Unrecognized net actuarial (gain) loss	**—**	—
Accrued benefit cost	**(30.2)**	(28.4)
Amounts recognized in the Balance Sheet consist of:		
Noncurrent asset	**—**	—
Current liability	**(0.3)**	(1.0)
Noncurrent liability	**(29.9)**	(27.4)
Accumulated other comprehensive income/loss (before tax effect)	**34.1**	30.5
Amounts recognized in Accumulated Other Comprehensive Income/Loss consist of:		
Net actuarial loss	**34.0**	30.4
Prior service cost	**0.1**	0.1
Accumulated Other Comprehensive Income/Loss	**$34.1**	30.5

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2010, 2009 and 2008:

(Dollars in millions)	Pension Benefits 2010	2009	2008
Service cost	**$ 0.2**	0.4	0.6
Interest cost	**4.0**	4.2	3.8
Expected return on plan assets	**(4.1)**	(4.3)	(4.3)
Net actuarial loss	**0.9**	0.2	0.2
Settlement gain	**(0.5)**	—	—
Net periodic benefit cost	**0.5**	0.5	0.3
Defined contribution plans	**4.3**	4.4	4.2
Total	**$ 4.8**	4.9	4.5

The discount rate used in measuring the Company's pension obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed. The expected long-term rate of return on plan assets assumption was determined by reviewing the actual investment return of the plans since inception and evaluating those returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past.

The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2010	2009	2008
Discount rate	**5.50%**	7.25%	6.25%
Rate of increase in compensation levels	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**8.00%**	8.25%	8.25%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2010	2009
Discount rate	**5.0%**	5.5%
Rate of increase in compensation levels	**N/A**	N/A

The assumed rate of increase in compensation levels is not applicable in 2010, 2009 and 2008 as the plan was frozen.

The asset allocation for the Company's pension plans at the end of 2010 and 2009, the Company's acceptable range and the target allocation for 2011, by asset category, follows:

	Target Allocation	Acceptable Range	Percentage of Plan Assets at Year-end	
Asset Category	2011		**2010**	2009
Equity securities	60%	50-70%	**63%**	61%
Fixed income	40%	30-50%	**35%**	36%
Cash/cash equivalents	0%	0-5%	**2%**	3%

The Company's pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits. The Company's investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to accomplish the purpose of providing retirement benefits to all eligible and future retirees of the pension plan. The Company regularly monitors performance and compliance with investment guidelines.

FAIR VALUE OF FINANCIAL MEASUREMENTS

The fair values of the Company's defined benefit plan investments as of September 30, 2010, by asset category, are as follows:

(Dollars in millions)	Level 1	Level 2	Level 3	Total
Investments at Fair Value:				
Cash and Cash Equivalents	$ 0.9	$ —	$ —	$ 0.9
Common and Preferred Stock Funds:				
Domestic large capitalization	21.2	—	—	21.2
Domestic mid capitalization	3.9	—	—	3.9
Domestic small capitalization	1.0	—	—	1.0
International funds	5.2	—	—	5.2
Fixed Income Funds	—	16.3	—	16.3
Real Estate Investments	—	—	0.7	0.7
Total Investments at Fair Value	$32.2	16.3	0.7	49.2

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying value of cash represents fair value as it consists of actual currency, and is classified as Level 1.

Common and preferred stock funds: The plans' common and preferred stock funds primarily consist of investments in listed U.S. and international company stock. The stock investments are valued using quoted prices from the various public markets. Most equity securities trade on formal exchanges, both domestic and foreign (e.g. NYSE, NASDAQ, LSE), and can be accurately described as active markets. The observable valuation inputs are unadjusted quoted prices that represent active market trades and are classified as Level 1.

Fixed income funds: Fixed income funds consist of investments in U.S. and foreign corporate credit, U.S. and foreign government issues (including agencies and mortgages), U.S. Treasuries, U.S. state and municipal securities and asset backed securities. These investments are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors, or are formally listed on exchanges, where dealers exchange bid and ask offers to arrive at most executed transaction prices. These investments are classified as Level 2.

Real estate investments: The plan invests in U.S. real estate through indirect ownership entities, which are structured as limited partnerships or private real estate investment trusts (REITs). Real estate investments are generally illiquid long-term assets valued in large part using inputs not readily observable in the public markets. All real estate investments are classified as Level 3.

EXPECTED CASH FLOWS

Information about the expected cash flows for the pension and other postretirement benefit plans follows:

(Dollars in millions)	Pension Benefits	Other Benefits
Expected Employer Contributions — 2011	$ 6.3	0.1
Expected Benefit Payments		
2011	3.6	0.1
2012	3.8	0.1
2013	4.3	0.1
2014	4.1	0.1
2015	4.3	0.1
2016-2020	$24.5	0.2

13. Derivative Financial Instruments

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. All derivative instruments are reported on the balance sheet at fair value. The derivative instruments are designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Including the impact of interest rate swaps outstanding, the interest rates on approximately 50% of the Company's total borrowings were effectively fixed as of September 30, 2010. The following is a summary of the notional transaction amounts and fair values for the Company's outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2010.

(Dollars in thousands)	Notional Amount	Average Rec Rate	Average Pay Rate	Fair Value
Interest rate swaps	$80,000	0.26%	1.52%	$ (13)
Interest rate swap*	$60,000	N/A	1.10%	$(469)

* This swap represents a forward-starting swap and became effective in October 2010.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective in fiscal 2009, the Company adopted the guidance in SFAS 157, now codified as FASB ASC 825, *Financial Instruments,* which defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

At September 30, 2010, the Company's financial statements included a liability of $0.5 million classified within accrued other expenses on the Company's Consolidated Balance Sheet, and accumulated other comprehensive loss of $(0.3) million (net of deferred income tax effects of $0.2 million) relating to the fair value of the interest rate swaps.

FASB ASC 825 establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's interest rate swaps are valued using a present value calculation based on an implied forward LIBOR curve (adjusted for the Company's credit risk) and are classified within Level 2 of the valuation hierarchy, as presented below as of September 30, 2010:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Liabilities				
Interest rate swaps	$ —	$482	$ —	$482

14. Other Financial Data

Items charged to operations during the years ended September 30, 2010, 2009 and 2008 included the following:

(Dollars in thousands)	**2010**	2009	2008
Salaries and wages (including fringes)	**$160,780**	153,416	144,199
Maintenance and repairs	**3,440**	3,807	3,356
Research and development (R&D) costs:			
Company-sponsored	**32,199**	31,974	32,955
Customer-sponsored	**4,035**	2,937	5,293
Total R&D	**$ 36,234**	34,911	38,248
Other engineering costs	**13,250**	14,370	8,644
Total R&D and other engineering costs	**$ 49,484**	49,281	46,892
As a % of net sales	**8.1%**	8.0%	7.6%

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2010, 2009, and 2008 is as follows:

(Dollars in thousands)	**2010**	2009	2008
Balance as of October 1,	**$4,370**	2,788	1,445
Additions charged to expense	**1,813**	4,086	3,387
Deductions	**(2,306)**	(2,504)	(2,044)
Balance as of September 30,	**$3,877**	4,370	2,788

15. Business Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three reporting segments: Utility Solutions Group (USG), RF Shielding and Test (Test) and Filtration/Fluid Flow (Filtration).

The USG segment's operations consist of: Aclara Power-Line Systems Inc. (Aclara PLS); Aclara RF Systems Inc. (Aclara RF); Aclara Software Inc. (Aclara Software) and Doble Engineering Company (Doble). Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara's STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service, revenue management and integration solutions. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.

Test segment operations represent the EMC Group, consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren). The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high-security data processing and secure communication.

The Filtration segment's operations consist of: PTI Technologies Inc., VACCO Industries, Crissair, Inc. and TekPackaging LLC. The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements. The operating units within each reporting segment have been aggregated because of similar economic characteristics and meet the other aggregation criteria of FASB ASC 280.

The Company evaluates the performance of its operating units based on EBIT, which is defined as: Earnings Before Interest and Taxes. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories, capitalized software and fixed assets directly associated with the production processes of the segment. Segment depreciation and amortization is based upon the direct assets listed above. Information in the tables below is presented on a Continuing Operations basis and excludes Discontinued Operations.

NET SALES

(Dollars in millions)

Year ended September 30,	2010	2009	2008
Utility Solutions	**$348.3**	374.0	352.7
Test	**138.4**	138.4	144.8
Filtration	**120.8**	106.7	116.1
Consolidated totals	**$607.5**	619.1	613.6

No customers exceeded 10% of sales in 2010. One customer (PG&E) exceeded 10% of sales in 2009 with sales of $106.2 million and in 2008 with sales of $110.2 million.

EBIT

(Dollars in millions)

Year ended September 30,	2010	2009	2008
Utility Solutions	**$ 67.4**	62.5	66.6
Test	**12.2**	14.1	13.9
Filtration	**19.5**	18.1	21.2
Reconciliation to consolidated totals (Corporate)	**(25.5)**	(24.1)	(20.6)
Consolidated EBIT	**73.6**	70.6	81.1
Less: interest expense	**(3.9)**	(7.4)	(9.8)
Earnings before income tax	**$ 69.7**	63.2	71.3

IDENTIFIABLE ASSETS

(Dollars in millions)

Year ended September 30,	2010	2009	2008
Utility Solutions	**$207.5**	193.2	198.3
Test	**80.4**	69.4	84.2
Filtration	**79.2**	61.7	59.7
Corporate	**607.2**	599.4	585.9
Consolidated totals	**$974.3**	923.7	928.1

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets and cash balances.

CAPITAL EXPENDITURES

(Dollars in millions)

Year ended September 30,	2010	2009	2008
Utility Solutions	**$ 5.3**	6.2	9.0
Test	**1.9**	1.5	5.9
Filtration	**6.2**	1.6	1.6
Corporate	**—**	—	0.2
Consolidated totals	**$13.4**	9.3	16.7

In addition to the above amounts, the Company incurred expenditures for capitalized software of $8.8 million, $5 million and $10.5 million in 2010, 2009 and 2008, respectively.

DEPRECIATION AND AMORTIZATION

(Dollars in millions)

Year ended September 30,	2010	2009	2008
Utility Solutions	**$12.2**	20.5	18.0
Test	**2.3**	2.2	1.8
Filtration	**2.7**	2.7	2.8
Corporate	**4.9**	4.9	4.5
Consolidated totals	**$22.1**	30.3	27.1

GEOGRAPHIC INFORMATION

Net sales

(Dollars in millions)

Year ended September 30,	2010	2009	2008
United States	**$466.1**	508.4	482.7
Far East	**54.2**	48.4	55.5
Europe	**36.7**	28.2	34.4
Other	**50.5**	34.1	41.0
Consolidated totals	**$607.5**	619.1	613.6

Long-lived assets

(Dollars in millions)

Year ended September 30,	2010	2009	2008
United States	**$66.1**	62.3	66.2
Europe	**3.1**	3.2	3.5
Other	**3.4**	4.0	2.7
Consolidated totals	**$72.6**	69.5	72.4

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

16. Commitments and Contingencies

At September 30, 2010, the Company had $13 million in letters of credit outstanding as guarantees of contract performance. As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.

17. Quarterly Financial Information (Unaudited)

(Dollars in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2010					
Net sales	**$112,705**	**129,281**	**157,582**	**207,925**	**607,493**
Net earnings from continuing operations	**436**	**5,966**	**14,547**	**23,897**	**44,846**
Net earnings from discontinued operations	**—**	**—**	**—**	**—**	**—**
Net earnings	**436**	**5,966**	**14,547**	**23,897**	**44,846**
Basic earnings per share:					
Net earnings from continuing operations	**0.02**	**0.23**	**0.55**	**0.90**	**1.70**
Net earnings from discontinued operations	**—**	**—**	**—**	**—**	**—**
Net earnings	**0.02**	**0.23**	**0.55**	**0.90**	**1.70**
Diluted earnings per share:					
Net earnings from continuing operations	**0.02**	**0.22**	**0.55**	**0.89**	**1.68**
Net earnings from discontinued operations	**—**	**—**	**—**	**—**	**—**
Net earnings	**$ 0.02**	**0.22**	**0.55**	**0.89**	**1.68**
2009					
Net sales	$ 147,357	154,156	148,102	169,449	619,064
Net earnings from continuing operations	5,840	10,605	11,093	21,767	49,305
Net earnings (loss) from discontinued operations	(20)	(209)	332	—	103
Net earnings	5,820	10,396	11,425	21,767	49,408
Basic earnings (loss) per share:					
Net earnings from continuing operations	0.22	0.41	0.42	0.83	1.88
Net earnings (loss) from discontinued operations	—	(0.01)	0.02	—	—
Net earnings	0.22	0.40	0.44	0.83	1.88
Diluted earnings (loss) per share:					
Net earnings from continuing operations	0.22	0.40	0.42	0.82	1.86
Net earnings (loss) from discontinued operations	—	(0.01)	0.01	—	—
Net earnings	$ 0.22	0.39	0.43	0.82	1.86

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of acquisition and divestiture activity.

See Note 8 of Notes to Consolidated Financial Statements for discussion of the favorable settlement of uncertain tax positions in the 2009 fourth quarter that positively affected EPS by $0.19 related to the disposition of a portion of the MicroSep business in 2004.

The Company's Management is responsible for the fair presentation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America, and for their integrity and accuracy. Management is confident that its financial and business processes provide accurate information on a timely basis.

Management, with the oversight of ESCO's Board of Directors, has established and maintains a strong ethical climate in which the Company's affairs are conducted. Management also has established an effective system of internal controls that provide reasonable assurance as to the integrity and accuracy of the financial statements, and responsibility for the Company's assets. KPMG LLP, the Company's independent registered public accounting firm, reports directly to the Audit and Finance Committee of the Board of Directors. The Audit and Finance Committee has established policies consistent with corporate reform laws for auditor independence. In accordance with corporate governance listing requirements of the New York Stock Exchange:

- A majority of Board members are independent of the Company and its Management.
- All members of the key Board committees — the Audit and Finance, the Human Resources and Compensation and the Nominating and Corporate Governance Committees — are independent.
- The independent members of the Board meet regularly without the presence of Management.
- The Company has a clear code of ethics and a conflict of interest policy to ensure that key corporate decisions are made by individuals who do not have a financial interest in the outcome, separate from their interest as Company officials.
- The charters of the Board committees clearly establish their respective roles and responsibilities.
- The Company has a Corporate Ethics Committee, ethics officers at each operating location and an ombudsman hot line available to all domestic employees and all foreign employees have local ethics officers and access to the Company's ombudsman.

The Company has a strong financial team, from its executive leadership to each of its individual contributors. Management monitors compliance with its financial policies and practices over critical areas including internal controls, financial accounting and reporting, accountability, and safeguarding of its corporate assets. The internal audit control function maintains oversight over the key areas of the business and financial processes and controls, and reports directly to the Audit and Finance Committee. Additionally, all employees are required to adhere to the ESCO Code of Business Conduct and Ethics, which is monitored by the Corporate Ethics Committee.

Management is dedicated to ensuring that the standards of financial accounting and reporting that are established are maintained. The Company's culture demands integrity and a commitment to strong internal practices and policies.

The Consolidated Financial Statements have been audited by KPMG LLP, whose report is included herein.



Victor L. Richey
Chairman, Chief Executive Officer,
and President



Gary E. Muenster
Executive Vice President,
and Chief Financial Officer

The Company's Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2010, using criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2010, based on these criteria.

Our internal control over financial reporting as of September 30, 2010, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Victor L. Richey
Chairman, Chief Executive Officer,
and President



Gary E. Muenster
Executive Vice President,
and Chief Financial Officer

The Board of Directors and Shareholders
ESCO Technologies Inc.:

We have audited the accompanying Consolidated Balance Sheets of ESCO Technologies Inc. and subsidiaries (the Company) as of September 30, 2010, and 2009, and the related Consolidated Statements of Operations, Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended September 30, 2010. We also have audited the Company's internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.'s Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on ESCO Technologies Inc.'s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2010, and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESCO Technologies Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

St. Louis, Missouri
November 29, 2010

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)	**2010**	2009	2008	2007	2006
For years ended September 30:					
Net sales	**$607.5**	619.1	613.6	437.4	374.8
Net earnings from continuing operations	**44.8**	49.3	47.6	30.8	29.4
Net earnings (loss) from discontinued operations	**—**	0.1	(0.9)	2.9	1.9
Net earnings	**44.8**	49.4	46.7	33.7	31.3
Earnings (loss) per share:					
Basic:					
Continuing operations	**$1.70**	1.88	1.84	1.19	1.14
Discontinued operations	**—**	—	(0.04)	0.11	0.08
Net earnings	**$1.70**	1.88	1.80	1.30	1.22
Diluted:					
Continuing operations	**$1.68**	1.86	1.81	1.17	1.11
Discontinued operations	**—**	—	(0.03)	0.11	0.08
Net earnings	**$1.68**	1.86	1.78	1.28	1.19
As of September 30:					
Working capital from continuing operations	**109.4**	116.2	100.6	118.2	108.6
Total assets	**974.3**	923.7	928.1	576.1	488.7
Total debt	**154.0**	180.5	233.7	—	—
Shareholders' equity	**$556.0**	517.3	468.2	415.5	376.4

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of acquisition and divestiture activity.

COMMON STOCK MARKET PRICE

ESCO's common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2010 and 2009.

	2010		2009	
Quarter	**High**	**Low**	High	Low
First	**$42.24**	**31.20**	$49.20	24.84
Second	**36.89**	**29.90**	42.87	29.04
Third	**33.78**	**24.76**	45.99	36.70
Fourth	**34.85**	**24.55**	46.87	35.44

The adjacent graph presents a comparison of the cumulative total shareholder return on the Company's common stock as measured against the Russell 2000 Index and a peer group (the "2010 Peer Group"). The Company is not a component of the 2010 Peer Group, but it is a component of the Russell 2000 Index. The measurement period begins on September 30, 2005 and measures at each September 30 thereafter. These figures assume that all dividends, if any, paid over the measurement period were reinvested, and the starting value of each index and the investments in the Company's common stock were $100 at the close of trading on September 30, 2005.


$180
160
140
120
100
80
9/05
9/06
9/07
9/08
9/09
9/10
ESCO Technologies Inc.
Russell 2000 Index
2010 Peer Group

	9/05	9/06	9/07	9/08	9/09	9/10
ESCO Technologies Inc.	**100.00**	**91.95**	**66.39**	**96.21**	**78.69**	**66.95**
Russell 2000 Index	100.00	109.92	123.49	105.60	95.52	108.27
2010 Peer Group	100.00	109.32	143.57	125.13	106.54	128.27

The 2010 Peer Group is the same peer group included in the performance graph in last year's Annual Report designated the "2009 Peer Group". The 2010 Peer Group is comprised of eight companies that correspond to the Company's three industry segments as follows: Utility Solutions Group segment (57% of the Company's 2010 total revenue) — Badger Meter Inc., Itron Inc., Comverge, Inc., Echelon Corporation and Roper Industries Inc.; Test segment (23% of the Company's 2010 total revenue) — LeCroy Corporation; and Filtration/Fluid Flow segment (20% of the Company's 2010 total revenue) — Pall Corporation and Clarcor Inc.

In calculating the composite return of the 2010 Peer Group, the return of each company comprising the 2010 Peer Group is weighted by (a) its market capitalization in relation to the other companies in its corresponding Company industry segment, and (b) the percentage of the Company's 2010 total revenue represented by its corresponding Company industry segment.

SHAREHOLDERS' ANNUAL MEETING

The Annual Meeting of the Shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Thursday, February 3, 2011, at the Company's Corporate Headquarters, 9900A Clayton Road, St. Louis, Missouri 63124. You may access this Annual Report as well as the Notice of the meeting and the Proxy Statement on the Company's Annual Meeting web site at http://www.cfpproxy.com/5157.

CERTIFICATIONS

Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 19, 2010 and February 17, 2009, by the Company's chief executive officer that he was not aware of any violations by the Company of NYSE's corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company's chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Forms 10-K for its fiscal years ended September 30, 2010 and September 30, 2009.

10-K REPORT

A copy of the Company's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to Kate Lowrey, Director of Investor Relations, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.

The Form 10-K is also available on the Company's web site at www.escotechnologies.com.

INVESTOR RELATIONS

Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726. Information is also available through the Company's web site at www.escotechnologies.com or via e-mail to klowrey@escotechnologies.com.

TRANSFER AGENT AND REGISTRAR

Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com

CAPITAL STOCK INFORMATION

ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,400 holders of record of shares of common stock at November 18, 2010.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

MANAGEMENT AND BOARD OF DIRECTORS

EXECUTIVE OFFICERS

Victor L. Richey
Chairman, Chief Executive Officer, & President

Gary E. Muenster
Executive Vice President & Chief Financial Officer

Alyson S. Barclay
Senior Vice President, Secretary & General Counsel

CORPORATE STAFF

Mark S. Dunger
Vice President
Planning & Development

Richard A. Garretson
Vice President
Tax

Deborah J. Hanlon
Vice President
Human Resources

Charles J. Kretschmer
Vice President

Matthew J. Mainer
Vice President & Treasurer

Michele A. Marren
Vice President & Corporate Controller

OPERATING EXECUTIVES

Bruce E. Butler
President
ETS-Lindgren LP

Sam R. Chapetta
Filtration Group Vice President & President
PTI Technologies Inc.

William M. Giacone
Senior Vice President & General Manager, Americas
ETS-Lindgren LP

Antonio E. Gonzalez
President
VACCO Industries

Randall K. Loga
President
TekPackaging LLC

Gary L. Moore
Chief Operating Officer
Aclara

Bryan Sayler
Senior Vice President, Test Solutions
ETS-Lindgren LP

David B. Zabetakis
President
Doble Engineering Company

BOARD OF DIRECTORS

James M. McConnell [2,4]
Retired President & Chief Executive Officer
Instron Corp.

Victor L. Richey [1]
Chairman, Chief Executive Officer, & President

Larry W. Solley [3,4]
Retired Executive Vice President
Emerson Electric Co.

James M. Stolze [2]
Retired Vice President & Chief Financial Officer
Stereotaxis, Inc.

Donald C. Trauscht [1,2,3,4]
(Lead Director)
Chairman
BW Capital Corp.

James D. Woods [3]
Chairman Emeritus & Retired Chief Executive Officer
Baker Hughes Inc.

Committee Membership

1 Executive Committee
2 Audit and Finance Committee
3 Human Resources and Compensation Committee
4 Nominating and Corporate Governance Committee

Design: Wandling & Associates Inc., St. Louis, MO www.wandlinginc.com

This annual report is printed with soy-based process inks on recycled paper with 10% post-consumer waste.


ESCO
TECHNOLOGIES

ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO 63124

www.escotechnologies.com